Exhibit 99.1

Prima BioMed Ltd

Level 7, 151 Macquarie Street

Sydney NSW 2000

Australia

Tel.: +61 (0) 2 9276 1224

Fax: +61 (0) 2 9276 1284

www.primabiomed.com.au

Company Announcements

Australian Stock Exchange, Sydney

31 August 2012

Announcement of Results – Year ended 30 June 2012

Please find attached the Appendix 4E and annual financial report for the year ended 30 June 2012.

Yours sincerely,

Ian Bangs

Company Secretary

ABN 90 009 237 889

In the interest of saving trees please send all invoices to accounts@primabiomed.com.au

Prima BioMed Ltd

Preliminary final report

APPENDIX 4E

PRELIMINARY FINAL REPORT

1. Company details

Name of entity:	Prima BioMed Ltd
ABN:	90 009 237 889
Reporting period:	Year ended 30 June 2012
Previous corresponding period:	Year ended 30 June 2011

2. Results for announcement to the market

Revenue from ordinary activities	up	294%	to	$3,136,371
Loss from ordinary activities after tax attributable to the owners of Prima BioMed Ltd	down	5.41%	to	$(19,940,960)
Loss for the period attributable to the owners of Prima BioMed Ltd	down	5.41%	to	$(19,940,960)

Dividends

There were no dividends paid or declared during the current financial period

Comments

The loss of the consolidated entity after providing for income tax and non-controlling interest amounted to $19,940,960 (30 June 2011: $21,081,167)

3. NTA backing

Net tangible asset backing per ordinary security	Reporting period	Previous corresponding period
	3.46 cents	5.57 cents

4. Dividends

Current period

There were no dividends paid or declared during the current financial period

Previous corresponding period

There were no dividends paid or declared during the previous financial period.

Prima BioMed Ltd

Preliminary final report

5. Audit

The financial statements have been audited and an unqualified opinion issued.

6. Attachments

Details of attachments (if any):

The annual report for the year ended 30 June 2012 is attached.

7. Signed

Company Secretary	Date: Friday, 31st August 2012

ABN 90 009 237 889

Annual Report

2012

CONTENTS

Corporate Directory	03
Chairman’s Letter	04
Report from Chief Executive Officer	05
Review of Operations from COO and CEO Designate	06
Directors’ Report	10
Management directory	15
Corporate Governance Report	25
Auditors’ Independence Declaration	31
Statement of Comprehensive Income	33
Statement of Financial Position	34
Statement of Changes in Equity	35
Statement of Cash Flows	36
Notes to the Financial Statements	37
Directors’ Declaration	78
Independent Auditor’s Report to the Members	79
Shareholder Information.	81

CORPORATE DIRECTORY

Directors

Ms Lucy Turnbull, AO (Non – Executive Chairman)

Mr Albert Wong (Non – Executive Deputy Chairman)

Mr Martin Rogers (Managing Director & Chief Executive Officer)

Mr Matthew Lehman (Chief Operating Officer & Chief Executive Officer designate)

Dr Richard Hammel (Non – Executive Director)

.

Company secretary	Mr Ian Bangs

Registered office & principal place of business	Level 7 151 Macquarie Street Sydney NSW 2000

Share register	Boardroom Pty Ltd Level 7, 207 Kent Street Sydney, NSW 2000

Auditor	PricewaterhouseCoopers 201 Sussex Street Sydney, NSW 1171

Solicitors	McCabes Level 14, 130 Elizabeth Street Sydney, NSW 2000

Cooley LLP 101 California 5th Floor San Francisco, CA, USA

Banker	National Australia Bank Ltd Kew Branch Melbourne, Victoria 3000

Stock exchange listing	Prima BioMed Ltd shares are listed on the: Australian Securities Exchange (ASX code: PRR), NASDAQ (NASDAQ code: PBMD), and Deutsche Börse

Website address	www.primabiomed.com.au

CHAIRMAN’s LETTER

Dear Shareholder

I am pleased to report on what has been another year of good progress for Prima BioMed and the continued development of our core program, CVac™, the autologous dendritic cell product currently in clinical trials for ovarian cancer. Ovarian cancer is one of the most challenging types of cancer to diagnose and to treat, and we believe that CVac has the potential to make a real difference to the lives of women and their loved ones who are affected by this terrible disease.

During the last financial year, the Company continued to advance clinical trials of CVac. Enrolment for the 63 patient CAN-003 trial was completed in September 2011, and we now look forward to releasing interim trial data at the International Gynecologic Cancer Society (IGCS) meeting in October 2012. Also, patient enrolment into the pivotal CANVAS trial commenced, and the Company will provide periodic updates on recruitment in to this study in the months ahead.

Significantly, in the past 12 months, the Company has established a global manufacturing and logistics platform to support its clinical trials. It was awarded manufacturing licenses to produce CVac in Germany and Australia, and CVac is also being manufactured in the U.S. These are important milestones, and provide for CVac to be available for patients in our clinical trials in sites across the globe. We believe that this global platform for the manufacturing and logistics for cellular based therapies is a real comparative advantage and strength for the Company. As far as we are aware, we are among the world leaders in this field.

The Company listed American Depository Receipts on the NASDAQ market and the Deutsche Börse (German Stock Exchange) in April and June this year. This step is consistent with Prima’s operational growth and increases the visibility of Prima globally.

Also during the year, the Company implemented a number of changes to its Board and senior management team. These changes were designed to facilitate CVac’s continued clinical and regulatory development and best position the Company for its next phase of growth.

Matthew Lehman, who was the Company’s Chief Operating Officer for a period of two and a half years, is our new CEO. Matt has extensive experience in product development and research and the execution of clinical trials, which will be pivotal to the Company moving forward. I would also like to acknowledge the hard work of our previous CEO, Martin Rogers. Martin worked energetically to grow the Company and will continue to serve shareholders as a non-executive director. He assembled a world-class management team, and leaves the Company in a sound financial position, with significant opportunity for growth.

I would like to finish by taking the opportunity to thank all shareholders for their ongoing support, in what has been a difficult period in investment markets. The Company values this loyal support, and on behalf of the Board and all the Prima team, I look forward to sharing news on the progress of your Company in the year ahead.

Yours sincerely

Lucy Turnbull, AO

Chairman,

Prima BioMed Ltd

31 August 2012

REPORT FROM CHIEF EXECUTIVE OFFICER

I am pleased to report that, over the past year, Prima has transformed into a world class company and a leader in the development of personalized bio-therapeutics. We have accelerated our momentum in the development of CVac, having completed recruitment for our 63-patient CAN-003 study and commenced recruitment into the 800-patient CANVA trial. And we remain in a solid financial position with more than $38 million in available funds (in cash and term deposits).

The funds invested by our shareholders have been deployed judiciously to build a strong foundation from which to support CVac’s development and grow the Company in the future. While our share price has slumped in the past year, we have added significant tangible value to the company in terms of advancing CVac through development and consolidating our technology platform. I am confident that we will see the sustainable benefits of our investment as we move forward.

I am especially excited by the appointment of Matthew Lehman as the Company’s next Chief Executive Officer and the promotions of key senior managers Dr. Sharron Gargosky and Mr. Marc Voigt. Along with Dr. Neil Frazer and Mr. Ian Bangs, the executive team has the right skills and experience to fully exploit Prima’s technology and business opportunities.

In parting, I would like to thank all of the patients, doctors, scientists, the board, the Prima team, and our investors for the enormous support of CVac and the Company in the past year. I look forward to continuing in my role as a no-executive director to support the very bright future that lies ahead.

Martin Rogers

Managing Director & Chief Executive Officer (CEO)

REVIEW OF OPERATIONS FROM COO AND CEO DESIGNATE

On behalf of the directors and management team of Prima BioMed, I am delighted to report on our progress. The past year has been one of operational consolidation and team building. We have built a strong foundation to support our CVac development program for ovarian cancer. Our global platform to produce personalized bio-therapeutics such as CVac is a major accomplishment and a unique asset to Prima.

We are in a position of financial strength. Prima ends the year with more than $38 million (in cash and term deposits) to continue development of CVac and further capitalize on our technological advantages in personalized bio-therapeutics. We have no debt and the Company stands to benefit from non-dilutive cash resources from the Australian R&D tax incentive program and the German State of Saxony’s Development Bank grant to support CANVAS in Europe.

To date, we have successfully completed two human clinical trials of CVac (CAN-001 and CAN-002), we achieved full recruitment of 63 patients in the CAN-003 trial, and commenced recruitment for our major 800-patient CAN-004 (“CANVAS”) trial for ovarian cancer patients in remission. Our growing body of data continues to demonstrate the safety of CVac administration and we look forward to further biological and clinical efficacy data from our ongoing trials that would support future regulatory approvals in major commercial markets worldwide.

Major accomplishments for the past business year:

•	Manufacturing authorizations for CVac in Australia and Germany

•	Enrollment complete for the CVac CAN-003 trial

•	FDA and TGA clearance to commence CANVAS and the first patient enrollment

•	EUR 4.1 million grant from the Germany State of Saxony to support CANVAS in Europe

•	NASDAQ and Frankfurt Stock Exchange listings

Strengthening the Management Team

In May 2012, the Prima restructured its senior management and board of directors after a carefully considered process which involved the entire board. The changes are designed to best position Prima for its next stage of growth and facilitate a strong focus on product and technology development.

Martin Rogers will step down as Chief Executive Officer, effective 31 August 2012, and be replaced by the Company’s Chief Operating Officer Matthew Lehman. Mr. Rogers will remain on the Company’s board as a non-executive director. Mr. Lehman joined the board as an executive director, replacing the Company’s Chief Medical Officer Dr. Neil Frazer (in line with Corporate Governance Principles and ASX recommendations that non-executive directors maintain a majority on the Company’s board). Dr. Frazer continues in his senior management role as Chief Medical Officer.

Dr. Sharron Gargosky was promoted to Chief Technical Officer. In this role she is responsible for leading the scientific and technical development of CVac globally. Marc Voigt was promoted to the position of Chief Business Officer and General Manager of Prima’s German subsidiary. He is in charge of investor relations and driving Prima’s business development.

Strategic Focus

Prima is focused on the development of CVac and the technology platform underpinning CVac. In the past year, the Company has made significant progress in establishing its global manufacturing, distribution, technology, and research platform to support CVac development. We are among the world leaders in terms of the global breadth of our capacity and we are determined to bring our technology platform to its full potential – both to support CVac and the potential to develop other personalized bio-therapeutic products.

The promotions of Dr. Gargosky and Mr. Voigt are intended to support our strategy with a focus on further technology development and business development activities.

During the past year, Prima ended its pilot commercial program in Dubai and stopped pre-clinical development of a Cripto-1 antibody. This allows the Company to fully direct its resources toward development of CVac and its technology platform.

REVIEW OF OPERATIONS FROM COO AND CEO DESIGNATE

Prima has continued funding early stage research into the use of super critical fluid technology for its application to reformulate oral vaccines such as the HPV vaccine. The research is led by Dr. Neil Foster and the University of New South Wales and testing of formulations has been performed at Dr. Ian Frazer’s laboratory at the University of Queensland.

Grant from the Saxony Development Bank

In August 2011, the Saxony Development Bank of the German State of Saxony, or SAB, awarded a grant of EUR 4.1 million to support clinical trials of CVac in Europe. Part of this grant is paid directly to Prima BioMed GmbH as reimbursement for eligible development costs. The majority of the grant (3.5 million Euro) is paid to the Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V., or Fraunhofer Institute, as reimbursement for Cvac manufacturing costs to support clinical trials in Europe. The amounts paid to the Fraunhofer Institute reduce the costs incurred by Prima BioMed for manufacturing CVac in Europe for clinical trials. In the event SAB does not reimburse the Fraunhofer Institute for their eligible manufacturing costs, Prima BioMed GmbH is obligated to pay the Fraunhofer for contract manufacturing costs.

CVac product development

The Company is pleased to report major advances in CVac product development over the past year. The manufacturing quality of our product is of the highest importance to regulators globally and is a key component to assuring patient safety and consistent product efficacy in the future.

Prima has hired key personnel to manage our overall manufacturing needs and our supply chain. Marta Schilling was appointed as our Vice President of Manufacturing to oversee our global needs in this respect. We have also hired and trained a number of technical staff to support CVac manufacturing and product development. Prima successfully transferred the CVac technology to our third global facility at the Fraunhofer Institute of Cell Therapy and Immunology in Leipzig, Germany and this facility obtained the required manufacturing authorization to produce CVac for clinical trials.

In the last year, Prima has qualified and secured a supply chain for the starting materials and equipment necessary of making CVac. Our Leipzig facility has been prepared as our global storage and logistics center to handle our materials under GMP conditions. Of note, we have scaled up manufacturing of the CVac antigen (Mannosylated Fusion Protein or M-FP) at our contract manufacturer Pharmasynth Pty Ltd in Brisbane, Australia. The M-FP is a critical component to CVac as it is contains the antigen necessary for the dendritic cells to illicit an immune response against tumor cells.

Besides M-FP, the other critical component to CVac is the autologous mononuclear cells collected from each patient. These cells are collected by blood centers around the globe that have been qualified and trained by Prima on our exact specifications. The contracts with these centers and the cells they collect represent an integral part of consistently manufacturing a quality product.

Personalized bio-therapeutics such as CVac can present certain challenges in terms of consistency of manufacturing quality, logistics coordination, and production costs; however, Prima has developed important tools to meet these challenges.

On the quality side, we have implemented a battery of in-process and finished product quality control tests. We will be validating these tests in conjunction with the CANVAS trial to finalize a full set of specifications for CVac in agreement with regulators. Importantly, we have qualified three separate potency assays (i.e. tests to assure each CVac delivered to a patient is likely to have a biological effect). These potency assays are also to be validated in conjunction with the CANVAS study.

To manage logistics, Prima has developed an automated scheduling and labeling system that coordinates each doctor, each blood collection facility, couriers, laboratories, and manufacturing centers. This software adds a significant level of quality control to the overall process and helps us manage costs by appropriately scheduling resources.

The overall costs of CVac manufacturing continue to come down as we progress in product development. As we scale up, we achieve significant economies of scale in the costs of M-FP and other starting materials. Because CVac is frozen, in nearly all cases, one cell collection and manufacturing process is sufficient to obtain a full enough CVac doses for a one year course of

REVIEW OF OPERATIONS FROM COO AND CEO DESIGNATE

therapy. Frozen product is also easier to ship to the doctors with less time constraints on when the product must be used. CVac is formulated for 1-ml intradermal injection. Intradermal injections are relatively easy to administer on an outpatient basis with minimal burden on other health resources.

Overall, the Company is well positioned to develop a CVac product that is of consistent and high quality, that will meet global regulatory requirements, and that can become an economically viable marketed product in the future.

CVac for the treatment of ovarian cancer patients in remission

Prima’s lead program is the treatment of epithelial ovarian cancer patients who are in complete remission after first-line surgery and chemotherapy. This area represents a significant medical need due to the high relapse rates and high morbidity associated with the disease. Prima has obtained orphan indication designation in both the United States and Europe, which confers advantages to the Company such as reduced regulatory fees and market exclusivity.

The Company estimates a potential market for CVac in this indication at approximately 33,300 new patients per annum in the “major markets” of the United States, Australia, Japan, United Kingdom, Germany, France, Italy, and Spain, as well as significant additional opportunities in other global markets.

Clinical data to date suggests that CVac is extremely well tolerated with minimal side effects. Earlier trials indicate the potential for CVac to stimulate an immune response in cancer patients and have an effect on the disease. The CAN-003 trial will evaluate for the first time CVac’s potential to extend progression-free and overall survival in the intended patient population. This data, along with extensive scientific literature on immune therapy, strongly support the concept of using CVac in ovarian cancer patients in remission.

The CAN-004 (or “CANVAS”) trial commenced recruitment in February 2012. The trial has been cleared to start in both Australia and the United States. Submissions have been made to a number of European regulatory agencies. This study will recruit approximately 1000 patient globally to then test CVac versus a placebo in 800 women who successfully underwent first line surgery and chemotherapy and achieve remission. The primary endpoint for the CANVAS study is progression-free survival as determined by blinded and independent radiology evaluations. Additional endpoints include overall survival, quality of life, and other exploratory measures.

The CANVAS study represents a major investment by Prima in the future of the CVac program for ovarian cancer; the Company is highly attentive to the quality of the execution of this trial and the integrity of the resulting data. As such Prima has spent significant time in the preparation for the trial, including major training programs for the cell collection centers around the world, screening of hundred of potential hospitals to participate in the program, and a robust quality management system. To date, Prima has received generally positive feedback from doctors, patients, and ethics committees on the design of the CANVAS study. The Company does not anticipate major obstacles in the willingness of patients to join the study. However, the Company has and may continue to moderate the speed of the rollout of the trial to assure the highest quality training and cell collection procedures are in place and to assure a smooth scale up in manufacturing of CVac. The Company will continue to update investors on the progress of recruitment.

The CANVAS trial has been designed to obtain robust and definitive data on CVac’s ability to improve progression-free and overall survival in the patient population. The objective of the study is to position CVac for potential approval in major world markets, or otherwise make significant strides toward maximizing the commercial value of the CVac franchise to the Company.

Robust protection of our intellectual property

CVac is protected in the major markets and a number of other countries by two important patent families including composition of matter patents on mucin-mannan conjugates and method patents of producing dendritic cells treated with M-FP. CVac™ is also a registered trademark in most major markets worldwide.

Significantly, CVac’s designation as an orphan product in the United States and Europe would give the Company market exclusivity for 7 and 10 years, respectively, in those regions.

REVIEW OF OPERATIONS FROM COO AND CEO DESIGNATE

Our major advances in product development and our technology platform have given the Company significant advantages in know-how which is difficult for potential competitors to replicate. As we move forward, the Company looks to strengthen our patent portfolio.

Positive Outlook

The Company looks forward to releasing interim efficacy results from the CAN-003 study in October 2012. These data represent a critical milestone in the CVac program and the Company’s overall development. The CAN-003 study is the first multi-center and first multi-national study of CVac. It is the first time CVac is being tested in remission patients. These interim results, if positive, would validate Prima’s overall development strategy for CVac. Prima will also be releasing data from intracellular cytokine staining (ICS). This analysis will help determine the robustness and specificity of the immune response CVac can stimulate in patients. Positive ICS results, besides building our robust data set in ovarian cancer patients, would support the Company’s exploration of CVac’s effectiveness in other cancer types that overexpress mucin 1.

In addition to CVac’s product and clinical development, we are encouraged by the opportunities to exploit our technology platform in other potential products. Prima will be selectively reviewing business opportunities as we grow into the future.

As I take over as the Company’s next CEO on the 1st of September 2012, I would like to thank Martin Rogers for his significant achievements over the past few years. Under his tenure, Prima has matured into a well-financed, highly competent, global organization and a leader in the field of personalized bio-therapeutics. I look forward to building off of our accomplishments and serving our shareholders in the next phase of Prima’s success.

Sincerely,

Matthew Lehman COO and CEO Designate

DIRECTORS‘ REPORT

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Prima BioMed Ltd (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled for the year ended 30 June 2012.

Directors

The following persons were directors of Prima BioMed Ltd during the whole of the financial year and up to the date of this report, unless otherwise stated:

Ms Lucy Turnbull, AO

Mr Albert Wong

Mr Martin Rogers

Dr Neil Frazer (resigned 24 May 2012)

Dr Richard Hammel

Mr Matthew Lehman (appointed 24 May 2012)

Principal activities

During the financial year the principal continuing activities of the consolidated entity consisted of research and commercialisation of licensed medical biotechnology.

Dividends

There were no dividends paid or declared during the current or previous financial year.

Review of operations

The loss for the consolidated entity after providing for income tax and non-controlling interest amounted to $19,940,960 (30 June 2011: $21,081,167).

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

Matters subsequent to the end of the financial year

No other matter or circumstance has arisen since 30 June 2012 that has significantly affected, or may significantly affect:

(a)	the Group’s operations in future financial years, or
(b)	the results of those operations in future financial years, or
(c)	the Group’s state of affairs in future financial years.

Likely developments and expected results of operations

Information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

DIRECTORS‘ REPORT CONTINUED

Information on directors

Ms Lucy Turnbull, AO	–	Non-Executive Chairman

Qualifications	–	LLB University of Sydney, MBA AGSM

Experience and expertise	–	From 2001 to 2002, Ms. Turnbull was the Chairman of the New South Wales Government’s Ministerial Advisory Committee on Biotechnology, from 2002 to 2006 she was a Director of the Sydney Cancer Foundation and from 1993 to 2000 she was Director and Chair of the Sydney Children’s Hospital Foundation. She is currently on the Board of the Cancer Institute NSW. Ms. Turnbull also has experience in commercial legal practice and investment banking. During her career Ms. Turnbull has held the position of Lord Mayor of the City of Sydney from 2003 to 2004 and, prior to that, Deputy Lord Mayor of Sydney from 1999 to 2003. Ms. Turnbull is a Board member of Australian Technology Park at Redfern and the Sydney Metropolitan Development Authority. Ms. Turnbull is active in the not for profit sector and currently holds a number of positions including Deputy Chairman of the Committee for Sydney, and a board member of the U.S. Studies Centre at Sydney University, Biennale of Sydney, Cancer Institute NSW and the Redfern Foundation.

Date of appointment	–	7 October 2010

Other current directorships	–	None

Former directorships (in the last 3 years)	–	Melbourne IT Ltd

Special responsibilities	–	None

Interests in shares	–	4,622,076 fully paid ordinary shares

Interest in options	–	10,000,000 options

Mr Albert Wong	–	Non-Executive Director and Deputy Chairman

Qualifications	–	Bachelor of Commerce (UNSW), F Fin, MSDIA, FAICD

Experience and expertise	–	Mr Wong is a corporate adviser and investment banker with more than 29 years in the finance industry and brings his experience and expertise to the Board of Prima. Formerly a stockbroker for 22 years, Mr Wong was admitted as a Member of the Australian Stock Exchange in 1988 and was a principal of Intersuisse Limited until 1995 when he established and listed on ASX the Barton Capital group of companies including eStar Online. Mr Wong was also a founding Director of both Pluton Resources Limited and Gujarat NRE Resources NL. He is also involved in a number of philanthropic activities, these include current Directorships on UNSW Foundation Limited, Ian Thrope’s Fountain for Youth Foundation, Honorary Life Governor and Vice President of the University of Sydney Physics Foundation. Mr Wong remains a Fellow of the Financial Services Institute of Australasia, he is a Practitioner Member (Master Stockbroking) of the Stockbrokers Associations of Australia and a Fellow of the Australian Institute of Company Directors.

Date of appointment	–	28 April 2010

Other current directorships	–	Winmar Resources Ltd, Cabral Resources Ltd and Goodrich Resources Ltd

Special responsibilities	–	Chairman of Audit Risk and Compliance Committee and member of Remuneration Committee

Interests in shares	–	3,350,000 fully paid ordinary shares

Interest in options	–	7,500,000 options

DIRECTORS‘ REPORT CONTINUED

Mr Martin Rogers	–	Managing Director & Chief Executive Officer (CEO)

Qualifications	–	Bachelor of Commerce (UNSW), F Fin, MSDIA, FAICD

Experience and expertise	–	Mr Rogers has a strong science background and is currently a member of the management committee of the National Breast Cancer Foundation and a Board Trustee of the Science Foundation. Mr Rogers also has strong expertise in the corporate sector, with a focus on the incubation and development of new business concepts and the establishment of internal ventures and external partnerships, including finance concept origination in the corporate banking sector for institutions such as Macquarie Bank.

Date of appointment	–	16 October 2007

Other current directorships	–	None

Former directorships (in the last 3 years)	–	None

Special responsibilities	–	None

Interests in shares	–	30,834,179 fully paid ordinary shares

Interest in options	–	10,000,000 options

Dr Neil Frazer	–	Director & Chief Medical Officer (CMO)

Qualifications	–	Bachelor of Medicine, Bachelor of Surgery (MB ChB)

Experience and expertise	–	Dr Frazer has more than 24 years experience in the pharmaceutical industry, including 10 years experience in oncology drug development, and has a strong depth of expertise in managing the clinical development process of new drug applications. He has been involved in the successful applications for 10 new chemical entities in multiple therapeutic areas, plus more than 20 applications for line extensions of pharmaceutical drug applications. Dr Frazer has a Bachelor of Medicine and Bachelor of Surgery (MB ChB) from the University of Edinburgh Medical School, and has a Fellowship from the Royal College of Anaesthetists in London (FRCA) and a Fellowship in Pharmaceutical Medicine from the Royal College of Physicians.

Date of appointment	–	23 July 2010

Date of resignation	–	24 May 2012

Other current directorships	–	None

Former directorships (in the last 3 years)	–	None

Special responsibilities	–	None

Interests in shares	–	112,000 fully paid ordinary shares 1,000 American Depositary Receipts (ADR)

Interest in options	–	2,000,000 options

DIRECTORS‘ REPORT CONTINUED

Mr Matthew Lehman	–	Director & Chief Operating Officer

Qualifications	–	BA and MS

Experience and expertise	–	Mr Lehman joined Prima as Chief Operating Officer in February 2010. He has played a leading role in the clinical development of CVac as well as the executive management of the company. Prior to joining Prima, he was the Chief Operating Officer for SPRI Clinical Trials, an international contract research organization servicing the biotechnology and pharmaceutical industries, where he led the successful expansion of the business in the emerging Eastern European markets. Over the years, Mr. Lehman has held various positions of increasing responsibility in clinical development and biotechnology operations, with extensive experience managing large teams across the United States and Europe. He has been involved in hundreds of R&D programs in oncology and other therapeutic areas, including key development contributions to a number of now FDA-and EMA-approved products. Mr. Lehman is active in a number of industry organizations with a strong interest in optimizing clinical research and efficient deployment of R&D expenditures.

Date of appointment	–	24 May 2012

Other current directorships	–	None

Former directorships (in the last 3 years)	–	None

Special responsibilities	–	None

Interests in shares	–	1,100,000 fully paid ordinary shares

Interest in options	–	500,000 options

Dr Richard Hammel	–	Non-Executive Director

Qualifications	–	BPharm, MSc, PhD

Experience and expertise	–	Dr Hammel is the founding partner of ProPharma International Partners in San Francisco, USA. ProPharma is a pharmaceutical/ biotechnology consulting firm providing a range of business, financial and product development services. He previously held senior management positions with Connetics Corporation (Vice President Business Development), Matrix Pharmaceuticals Inc (Vice President Business Development, Sales and Marketing) and held several positions at Glaxo Inc (Director, Professional Affairs; Director, New Business Development; and Director, Marketing Services). Dr Hammel is widely recognised in the USA, Europe and Japan for his extensive 30 years expertise in commercialisation and licensing in emerging and developing biotechnology companies.

Date of appointment	–	24 January 2005

Other current directorships	–	None

Former directorships (in the last 3 years)	–	None

Special responsibilities	–	Chairman of Remuneration Committee and member of Audit Risk and Compliance Committee

Interests in shares	–	10,257,487 fully paid ordinary shares

Interest in options	–	5,000,000 options

‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

‘Former directorships (in the last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

Company secretary

Mr Ian Bangs was appointed as Company Secretary on 3 May 2011. Refer to page 15 for the details in relation to qualifications and previous experience.

DIRECTORS‘ REPORT CONTINUED

Meetings of directors

The number of meetings of the company’s Board of Directors and of each board committee held during the year ended 30 June 2012, and the number of meetings attended by each director were:

	Full Board		Remuneration Committee		Audit and Risk Committee
	Attended	Held	Attended	Held	Attended	Held
Ms Lucy Turnbull, AO	8	8	—	—	—	—
Mr Albert Wong	8	8	1	1	2	2
Mr Martin Rogers	8	8	—	—	—	—
Dr Neil Frazer	7	7	—	—	—	—
Dr Richard Hammel	6	8	1	1	0	2
Mr Matthew Lehman	2	2	—	—	—	—

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

MANAGEMENT DIRECTORY

Mr Ian Bangs,

Chief Financial Officer and Company Secretary

Ian Bangs was appointed as CFO on 17 February 2011. He has over 25 years’ experience working in senior finance positions with companies involved in a range of diversified industries. Mr Bangs has worked as Chief Financial Officer and Company Secretary for a number of public companies listed on the ASX including LandMark White Limited, IFC Capital Limited and 10 years as the CFO of the Regent Hotel in Sydney. He has been responsible for the day to day financial and administrative operations together with the statutory reporting and compliance obligations of these organisations. He has a Bachelor of Commerce degree and is a Fellow CPA.

Dr Sharron Gargosky,

Chief Technical Officer

Dr Gargosky has 17 years’ experience in the biotechnology and pharmaceutical industries, and has worked in senior positions in organisations that have successfully received FDA approval for orphan drugs. She is responsible for managing the clinical team working on the CVac™ immunotherapy cancer vaccine. Prior to joining Prima, Dr Gargosky was a member of ILMU consulting LLC, where she provided project management and operational expertise on pharmaceutical drug and biologic development – from early research to Phase IV Trials and the FDA approval process. Dr Gargosky has also previously held the positions of Chief Scientific Officer at Pulse Health LLC in Portland in the USA, and Chief Scientific Officer and Senior Vice President of Corporate Development at Hyperion Therapeutics Inc. in San Francisco. At Ucyclyd Pharma she managed the approval of orphan drug products (Ammonul) and the development of the NCE, and within Medics Pharmaceuticals, the successful BLA submission and approval for Reloxin. As Vice President of Business Development for Diagnostic System Laboratories she was responsible for business expansion through evaluation and implementation of new growth opportunities and patent portfolio management. Dr Gargosky has a Postdoctoral Fellowship in Pediatric Endocrinology from Stanford University in California, a Ph.D in biochemistry from University of Adelaide in Australia (in collaboration with CSIRO Divisions of Human Nutrition, South Australia), First Class Honours in Biochemistry from University of Adelaide, and a Bachelor of Science, Biochemistry (Distinction), Microbiology, Immunology & Virology (Distinction) from University of Adelaide.

Mr Marc Voigt,

Chief Business Officer

Mr Voigt has extensive experience in the corporate and biotechnology sectors. He joined Prima BioMed’s management team in 2011 as the General Manager of the Company’s European operations at Prima BioMed GmbH. He has previously worked as an investment manager for Allianz Insurance biotech venture fund and as a personal assistant to a member of the Executive Board of Allianz Insurance. Mr Voigt has also worked for German investment bank, net.IPO.AG, in the area of business development and German securities offerings. In the biotech sector, he has held the positions of CFO/CBO at Revotar Biopharmaceuticals AG and Medical Enzymes AG. He has a Masters Degree in Business Administration from the Freie Universität of Berlin, and is a member of the pharma licensing club Germany and a member of the judging panel of Germany’s largest business plan competition.

DIRECTORS‘ REPORT CONTINUED

REMUNERATION REPORT (AUDITED)

The remuneration information, which has been audited, sets out remuneration information for the non-executive directors, executive directors, and key management personnel.

Directors and key management personnel disclosed in this report

Name	Position
Ms Lucy Turnbull, AO	Non – Executive Chairman
Mr Albert Wong	Non – Executive Deputy Chairman
Mr Martin Rogers	Managing Director & Chief Executive Officer
Mr Matthew Lehman	Chief Operating Officer & Chief Executive Officer designate
Dr Richard Hammel	Non – Executive Director

Key management personnel
Dr Neil Frazer	Chief Medical Officer
Mr Ian Bangs	Chief Financial Officer
Dr Sharron Gargosky	Chief Technical Officer
Mr Marc Voigt	Chief Business Officer

Martin Rogers will step down as Chief Executive Officer effective from 31 August 2012. Mr Rogers will remain on the board of directors as a non-executive director from 1 September 2012. Matthew Lehman, our current Chief Operating Officer will assume the role of Chief Executive Officer effective 1 September 2012. Mr Lehman was appointed as a director effective from 24 May 2012. Dr Neil Frazer resigned as an executive director on 24 May 2012 and remains in the position of Chief Medical Officer.

The remuneration report is set out under the following main headings:

A	Principles used to determine the nature and amount of remuneration

B	Details of remuneration

C	Service agreements

D	Share-based compensation

A. Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors and Officers of the Company is determined by the Remuneration Committee.

Role of the remuneration committee

The remuneration committee is a committee of the board. It is primarily responsible for making recommendations to the board on:

•	non-executive director fees

•	remuneration levels of executive directors and other key management personnel

•	the over-arching executive remuneration framework and operation of the incentive plan, and

•	key performance indicators and performance hurdles for the executive team.

Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the company.

The Corporate Governance Statement provides further information on the role of this committee.

Non-executive directors’ fees

Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at A$500,000 per annum and was approved by shareholders at the annual general meeting on 26 November 2010.

The current base fees paid to each director was last reviewed with effect from 1 July 2011. The remuneration paid to each director is inclusive of committee fees. Non-Executive Directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

DIRECTORS‘ REPORT CONTINUED

Executive directors and key management personnel remuneration

The Company is committed to remunerating executive directors and key management personnel in a manner that is market competitive, enabling the company to attract and retain key talent. Remuneration packages are based on fixed and variable components, determined by the Executives’ position, experience and performance, and may be satisfied via cash and/or equity.

The executive remuneration framework has three components:

•	base pay and benefits, including superannuation

•	short-term performance incentives, and

•	long-term incentives through participation in the Global Employee Share Option Plan.

Executive remuneration mix

In accordance with the company’s objective to ensure that executive remuneration is aligned to company performance, a portion of the executives’ target pay is “at risk”.

Base pay and benefits

Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion. Executives are offered a competitive base pay that comprises the fixed component of pay and rewards.

Independent remuneration information is obtained to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market. An executive’s pay is also reviewed on promotion. There is no guaranteed base pay increases included in any executives’ contracts. Some executives receive benefits including health insurance. Superannuation benefits are paid on behalf of Australian based executives.

The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a long term objective of developing and commercialising the research & development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector.

Short-term incentives

Executives have the opportunity to earn an annual short-term incentive (STI) if predefined targets are achieved and this is at the discretion of the board. The targets are reviewed annually. STI awards for the executive team in the 2012 financial year were determined by the remuneration committee and align to the company’s strategic and business objectives.

The remuneration committee is responsible for assessing whether the KPIs are met. To assist in this assessment, the committee receives detailed reports on performance from management. The committee has the discretion to adjust short term incentives downwards in light of unexpected or unintended circumstances.

Long-term incentives

Long-term incentives are provided to certain employees via the Global Employee Share Option Plan (GESOP) which was approved by shareholders at the 2011 annual general meeting. The GESOP is designed to provide long-term incentives for executives to deliver long-term shareholder returns.

Under the current plan, participants are granted options which vest after 12 months if the employees are still employed by the group at the end of the vesting period. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

DIRECTORS‘ REPORT CONTINUED

The establishment of the ESOP Plan was approved by shareholders on 30 April 2010. The company has ceased to issue options under the ESOP. The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants were granted options based on certain performance standards being met. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.

Voting and comments made at the company’s 2011 Annual General Meeting

The company received a 79.45% “yes” vote on its remuneration report for the 2011 financial year. The company addressed specific feedback at the AGM or throughout the year on its remuneration practices.

B Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing and controlling the major activities of the consolidated entity) are set out in the following tables.

	Short-term Benefits			Post Employment Benefits	Long-term benefits	Share-based
30 June 2012	Cash salary and fees $	Cash bonus $	Non Monetary $	Super- annuation $	Long service leave $	Payments Equity-settled $	Total $
Non-Executive Directors
Ms L Turnbull, AO	188,073	—	—	16,927	—	—	205,000
Mr A Wong	145,259	—	—	13,073	—	—	158,332
Dr R Hammel	117,723	—	—	—	—	—	117,723
Executive Directors
Mr M Rogers	340,000	—	—	25,000	—	—	365,000
Mr M Lehman*	234,074	14,264	—	—	—	253,415	501,753
Other Key Management Personnel
Dr N Frazer**	242,799	14,264	—	—	—	28,600	285,663
Mr I Bangs	200,000	15,000	—	18,000	—	—	233,000
Dr S Gargosky****	253,204	38,037	—	—	—	17,397	308,638
Mr M Voigt***	167,154	—	—	—	—	—	167,154

	1,888,286	81,565	—	73,000	—	299,412	2,342,263

*	Mr Lehman was appointed as an executive director on 24 May 2012. The amount shown above includes all Mr Lehman’s remuneration during the period whether as an executive director or as part of Key Management Personnel being the Chief Operating Officer. The amount received as a director amounted to $41,797, made up of cash salary of $23,725 and cash bonus of $14,264.
**	Dr Frazer resigned as an executive director on 24 May 2012. The amount shown above includes all Dr Frazer’s remuneration during the period whether as an executive director or as part of Key Management Personnel being the Chief Medical Officer. The amount received as a director amounted to $216,495, made up of cash salary of $216,495.
***	Includes $32,245 paid to Mr Voigt for consulting services provided prior to full time employment.
****	Dr Gargosky is included as a key management personnel for 2012 due to her appointment as Chief Technical Officer.

DIRECTORS‘ REPORT CONTINUED

	Short-term Benefits			Post Employment	Long-term
30 June 2011	Cash salary and fees $	Cash bonus $	Non Monetary $	Benefits Super- annuation $	benefits Long service leave $	Share-based Payments Equity-settled $	Total $
Non-Executive Directors
Ms L Turnbull, AO *****	81,016	—	—	7,291	—	324,000	412,307
Mr A Wong	68,930	—	—	6,203	—	368,000	443,133
Dr R Hammel	60,516	—	—	—	—	162,000	222,516
Executive Directors
Mr M Rogers ***	348,703	50,000	—	22,000	—	324,000	744,703
Dr N Frazer ****	261,215	7,500	—	—	—	40,515	309,230
Mr A Gokyildirim *	37,500	—	—	—	—	—	37,500
Other Key Management Personnel
Mr M Lehman	229,338	7,500	—	—	—	5,229	242,137
Mr P Hains **	270,589	—	—	—	—	84,000	354,589
Mr I Bangs	78,974	—	—	7,108	—	—	86,082

	1,436,781	65,000	—	42,602	—	1,307,744	2,852,197

*	resigned on 27 July 2010
**	The fees for Mr P. Hains were paid to The CFO Solution Pty Ltd for accounting and secretarial services provided.
Mr Hains is the director of The CFO Solution
***	re-appointed as director on 23 July 2010
****	approinted as director on 23 July 2010
*****	appointed as director on 7 October 2010

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk – STI		At risk –LTI*
	2012	2011	2012	2011	2012	2011
Non-Executive directors
Ms L Turnbull, AO	100%	21%	—	—	—	79%
Mr A Wong	100%	17%	—	—	—	83%
Dr R Hammel	100%	27%	—	—	—	73%
Executive directors
Mr M Rogers	100%	50%	—	7%	—	43%
Mr M Lehman	46%	95%	3%	3%	51%	2%
Other Key Management Personnel
Dr N Frazer	85%	85%	5%	2%	10%	13%
Mr I Bangs	94%	100%	6%	—	—	—
Dr S Gargosky	82%	—	12%	—	6%	—
Mr M Voigt	100%	—	—	—	—	—

*	The percentage applies to LTI is based on the value of the share based payment to the total remuneration.

C Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. Compensation paid to key management personnel is determined by remuneration committee on an annual basis with reference market salary surveys. Determination of compensation for non-executive directors is detailed on page 16 and 17 on the directors’ report. Details of the current terms of these agreements are as follows:

DIRECTORS‘ REPORT CONTINUED

Mr Martin Rogers	–	Managing Director & CEO
Agreement commenced:	–	1 January 2011
Details	–	The agreement is for a 2 year period and can be terminated with 6 months notice. The termination terms are payment of base salary in lieu of notice period. The agreement will terminate on the 1st September 2012 when Mr Rogers steps down as CEO.
Base salary including superannuation	–	A$ 365,000

Dr Neil Frazer	–	Chief Medical Officer
Agreement commenced:	–	28 February 2010
Details	–	The agreement is for a 4 year period and can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	–	US$ 250,000

Mr Matt Lehman	–	Chief Operating Officer
Agreement commenced:	–	1 February 2010
Details	–	The agreement is for a 4 year period and can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	–	EUR 180,000

Mr Ian Bangs	–	Chief Financial Officer
Agreement commenced:	–	7 February 2011
Details	–	The agreement is for a 2 year period and can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	–	A$ 218,000

Dr Sharron Gargosky	–	Chief Technical Officer
Agreement commenced:	–	1 June 2011
Details	–	The agreement can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	–	US$ 260,000

Mr Marc Voigt	–	Chief Business Officer
Agreement commenced:	–	1 October 2011
Details	–	The agreement can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	–	EUR 140,000

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

DIRECTORS‘ REPORT CONTINUED

D Share-based compensation

Issue of shares

There were no shares issued to directors and key management personnel as part of compensation during the year ended 30 June 2012.

Options

The terms and conditions of each grant of options during the reporting period affecting remuneration in this financial year or future reporting years are as follows:

Grant date	Vesting date and exercisable date	Expiry date	Exercise price $	Value per option at grant date $	% Vested
3 January 2012	3 January 2013	3 January 2015	0.233	0.087	0%
3 November 2011	3 November 2012	3 November 2014	0.279	0.087	0%
26 August 2011	26 August 2011	6 December 2014	0.100	0.127	100%

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share.

The exercise price of options granted under the GESOP is based on the seven days weighted average price at which the company’s shares are traded on the Australian Securities Exchange.

Details of options over ordinary shares in the company provided as remuneration to each director and each of the key management personnel are set out below. When exercisable, each option is convertible into one ordinary share.

Name	Number of options granted during the year	Value of options at grant date $	Number of options vested during the year	Number of options lapsed during the year	Value at lapsed date $
Mr Matthew Lehman*	2,000,000	253,415	2,000,000	—	—
Dr Sharron Gargosky**	200,000	17,397	—	—	—

*	Options were granted under the ESOP and vested immediately on grant date (refer to page 15 – “Long term incentives”)
**	Options were granted under the GESOP and vest after a period of twelve months from the grant date (refer to page 15 – “Long term incentives”)

The assessed fair value at grant date of options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are independently determined using a Black Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Shares provided on exercise of remuneration options

Details of ordinary shares in the company provided as a result of the exercise of remuneration options to each director set out below.

Name	Date of exercise of options	Number of ordinary shares issued on exercise of options during the year	Value at exercise date* $
Mr M Rogers	14 July 2011	12,345,238	3,185,071
Dr R Hammel	14 July 2011	7,619,047	1,965,714
Mr M Lehman	27 February 2012	400,000	64,000

DIRECTORS‘ REPORT CONTINUED

Name	Date of exercise of options	Number of ordinary shares issued on exercise of options during the year	Value at exercise date* $
Mr M Lehman	13 March 2012	100,000	10,000
Mr M Lehman	27 March 2012	1,000,000	130,000

*	The value at the exercise date of options that were granted as part of remuneration and were exercised during the year has been determined as the intrinsic value of the options at the date.

The amounts paid per ordinary share by each director and other key management personnel on the exercise of options at the date of exercise were as follows:

Exercise date	Amount paid per share
14 July 2011	$0.02
14 July 2011	$0.02
27 February 2012	$0.10
13 March 2012	$0.10
27 March 2012	$0.10

Details of remuneration: Bonuses and share-based compensation benefits

For each cash bonus and grant of options included in the tables on pages 18 and 19, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. No part of the bonus is payable in future years.

	Bonus		Share-based compensation benefits (options)
Name	Paid %	Forfeited %	Year granted	Vested %	Forfeited %	Financial years in which option may vest
Mr M Rogers	—	—	2011	100	—	—
Mr M Lehman	100	—	2011	100	—	—
Dr N Frazer*	100	—	2010	50	—	30/06/2013
						30/06/2014
Mr I Bangs	100	—	—	—	—	—
Dr S Gargosky	100	—	2012	—	—	30/06/2015
		—	2012	—	—	30/06/2015

*	Dr Frazer’s options were approved at the annual general meeting held on 26 November 2010. The options vest evenly over 4 years with 500,000 options vesting on the 1st February each year.

Shares under option

Unissued ordinary shares of Prima BioMed Ltd under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price	Number	Listed/Unlisted Options
9 November 2009	9 November 2014	$0.269	1,884,253	Unlisted
8 December 2009	8 December 2014	$0.236	1,884,253	Unlisted
12 January 2010	12 January 2015	$0.227	1,061,411	Unlisted
12 February 2010	12 February 2015	$0.235	1,118,211	Unlisted
18 March 2010	18 March 2015	$0.2277	1,075,269	Unlisted
6 May 2010	6 May 2015	$0.2500	500,000	Unlisted
20 May 2010	19 May 2015	$0.235	1,055,011	Unlisted
6 December 2010	6 December 2013	$0.2000	32,500,000	Unlisted
6 December 2010	6 December 2014	$0.100	2,000,000	Unlisted
26 August 2011	26 August 2014	$0.100	500,000	Unlisted
1 February 2011	1 February 2016	$0.339	740,741	Unlisted
03 November 2011	03 November 2014	$0.279	100,000	Unlisted
03 March 2012	03 January 2015	$0.2329	100,000	Unlisted
			44,519,149

DIRECTORS‘ REPORT CONTINUED

Shares issued on the exercise of options for reporting period

The following ordinary shares were issued during the year ended 30 June 2012 on the exercise of options granted under the previous option plan. No further shares have been issued since that date. No amounts are unpaid on any of the shares.

Date options granted	Issue price of shares	Number of shares issued
6 June 2008	0.02	12,345,238
6 June 2008	0.02	7,619,047
26 August 2011	$0.100	1,500,000

Indemnity and insurance of officers

During the financial year, the Company paid a premium to insure the directors and officers of the company and its controlled entities.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.

This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company.

Indemnity and insurance of auditor

The company has not during or since the financial year indemnified or agreed to indemnify the auditor of the company or any related entity against a liability incurred by the auditor.

During the financial year, the company has not paid a premium in respect of a contract to insure the auditor of the company or any related entity.

Proceedings on behalf of the company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company and/or the group are important.

The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor

•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

DIRECTORS‘ REPORT CONTINUED

	Consolidated
	30 June 2012 $	30 June 2011 $
PricewaterhouseCoopers
Other consulting	11,345	—

Non PricewaterhouseCoopers audit firm
Preparation of the tax return and other consulting	19,739	148,346

Total non-audit services remuneration	31,084	148,346

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page 31.

Auditor

PwC continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors.

On behalf of the directors

Lucy Turnbull, AO

Chairman

Sydney

31 August 2012

CORPORATE GOVERNANCE REPORT

The Board of Directors continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Company and its subsidiaries. The board continues to review the framework and practices to ensure they meet the interests of Shareholders.

Unless otherwise stated all policies and charters meet the ASX Corporate Governance Best Practice Recommendations. All charters and policies are available from the Company.

Lay solid foundations for management and oversight

The relationship between the board and senior management is critical to the group’s long-term success. The directors are responsible to the shareholders for the performance of the group in both the short and the longer term and seek to balance sometimes competing objectives in the best interests of the group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the group is properly managed.

The responsibilities of the board include:

•	providing strategic guidance to the group including contributing to the development of and approving the corporate strategy

•	reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives

•	overseeing and monitoring:

•	organisational performance and the achievement of the group’s strategic goals and objectives

•	progress in relation to the company’s diversity objectives and compliance with its diversity policy

•	progress of major capital expenditures and other significant corporate projects including any acquisitions or divestments

•	monitoring financial performance including approval of the annual and half-year financial reports and liaison with the company’s auditors

•	appointment, performance assessment and, if necessary, removal of the managing director

•	ratifying the appointment and/or removal and contributing to the performance assessment for the members of the senior management team including the CFO and the company secretary

•	ensuring there are effective management processes in place and approving major corporate initiatives

•	enhancing and protecting the reputation of the organisation

•	overseeing the operation of the group’s system for compliance and risk management reporting to shareholders

•	ensuring appropriate resources are available to senior management.

Day to day management of the group’s affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the board to the managing director and senior executives.

A performance assessment for senior executives last took place in June 2012.

Structure the board to add value

The board is to be comprised of both executive and non-executive directors with a majority of non-executive directors. Non-executive directors bring a fresh perspective to the board’s consideration of strategic, risk and performance matters. In recognition of the importance of independent views and the board’s role in supervising the activities of management, the Chair is an independent non-executive director and the majority of the board are independent of management and all directors are required to exercise independent judgement and review and constructively challenge the performance of management.

The Chair is elected by the full board and is required to meet regularly with the managing director. The company maintains a mix of directors on the board from different genders, age groups, ethnicity and cultural and professional backgrounds who have complementary skills and experience.

CORPORATE GOVERNANCE REPORT CONTINUED

The board has established measurable board gender diversity objectives and assesses annually the objectives and progress in achieving them. The board is required to consider the appropriate mix of skills required by the board to maximise its effectiveness and its contribution to the group.

The board seeks to ensure that at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the group and directors with an external or fresh perspective and that the size of the board is conducive to effective discussion and efficient decision-making.

The board has determined that an independent director must be a non-executive and:

•	is not a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company

•	is or has not been employed in an executive capacity by the company or any other group member within three years before commencing to serve on the board

•

has not within the last three years been a principal of a material professional adviser or a material consultant to the company or any other group member, or an employee materially associated with the service provided

•	is not a material supplier or customer of the company or any other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer

•	does not have a material contractual relationship with the company or a controlled entity other than as a director of the group

•	is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s independent exercise of their judgement.

In fulfilling its responsibilities, the audit committee:

•	receives regular reports from management and the external auditors

•	meets with the internal and external auditors at least twice a year, or more frequently if necessary

•	reviews the processes the CEO and CFO have in place to support their certifications to the board

•	reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved

•	meets separately with the external auditors at least twice a year without the presence of management

•	provides the external auditors with a clear line of direct communication at any time to either the Chair of the audit committee or the Chair of the board.

The audit committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

Details of the members of the board, their experience, expertise, qualifications, term of office, relationships effecting their independence and their independent status are set out in the directors’ report under the heading ‘Information on directors’. At the date of signing the directors’ report, there are two executive directors and three non-executive directors, none of whom have relationships adversely affecting independence and so are deemed independent.

The roles of Chairman and Chief Executive Officer are not exercised by the same individual.

The Directors have the right to take independent professional advice at the expense of the Company as they determine necessary to carry out their duties.

Performance evaluation

The board will undertake annual self assessment of its collective performance, the performance of the Chair and of its committees. The assessment also considers the adequacy of access to information and the support provided by management. Any action plans will be documented together with specific performance goals which are agreed for the coming year. The Chair will undertake an annual assessment of the performance of individual directors by meeting privately with each director to discuss this assessment.

The Board recognises the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluations.

CORPORATE GOVERNANCE REPORT CONTINUED

Audit Committee

The membership of the Audit Committee comprises two Non-Executive Directors. The Chairman of the Audit Committee is a Non-Executive Director who is not the Chairman of the Board. The members of the audit committee are financially literate and have an appropriate understanding of the industry in which the group operates.

The main responsibilities of the committee are to:

•	review, assess and approve the annual full and concise reports, the half-year financial report and all other financial information published by the company or released to the market

•	assist the board in reviewing the effectiveness of the organisation’s internal control environment

•	oversee the effective operation of the risk management framework

•	recommend to the board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess performance

•	consider the independence and competence of the external auditor on an ongoing basis

•	review and approve the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence

•	review and monitor related party transactions and assess their propriety

•	report to the board on matters relevant to the committee’s role and responsibilities.

In fulfilling its responsibilities, the audit committee:

•	receives regular reports from management and the external auditors

•	meets with the external auditors at least twice a year, or more frequently if necessary

•	reviews the processes the CEO and CFO have in place to support their certifications to the board

•	reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved

•	meets separately with the external auditors at least twice a year without the presence of management

•	provides the external auditors with a clear line of direct communication at any time to either the Chair of the audit committee or the Chair of the board.

The audit committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

The role of the Audit Committee is to oversee the integrity the Company’s financial reporting process.

The Audit Committee has direct and unlimited access to the external Auditor.

Remuneration Committee

The membership of the Remuneration Committee only comprises Non-Executive Directors. The Chairman of the Audit Committee is a Non-Executive Director who is not the Chairman of the Board.

The remuneration committee operates in accordance with its charter. The remuneration committee advises the board on remuneration and incentive policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors. Committee members receive information from external remuneration experts on recent developments on remuneration and related matters.

Each member of the senior executive team signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. The standard contract refers to a specific formal job description. This job description is reviewed by the remuneration committee on an annual basis and, where necessary, is revised in consultation with the relevant employee.

Further information on directors’ and executives’ remuneration, including principles used to determine remuneration, is set out in the Directors’ Report under the heading ‘Remuneration Report’. The committee also assumes responsibility for overseeing management succession planning, including the implementation of appropriate executive development programmes and ensuring adequate

CORPORATE GOVERNANCE REPORT CONTINUED

arrangements are in place, so that appropriate candidates are recruited for later promotion to senior positions. This includes overseeing processes in relation to meeting diversity objectives for executives and staff below board level.

Non-Executive Directors are paid their fees out of the maximum aggregate amount approved by shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Company without prior shareholder approval.

Current remuneration is disclosed in the Remuneration Report on Page 18.

Nomination committee

The Board believes that the Company is not of size, nor are its financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors as recommended by the Council. All matters which might be properly dealt with by a Nomination Committee are considered by full Board of Directors.

The Board considers the necessity to establish a Nomination Committee annually.

External auditors

The company and audit committee policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs. PwC was appointed as the external auditor in November 2011. It is PwC’s policy to rotate audit engagement partners on listed companies at least every five years.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the directors’ report and in note 22 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the audit committee.

The external auditor will attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Diversity Policy

On the 31st August 2012, the Company announced it had implemented a Diversity Policy. While the key focus of the Diversity Policy and the ASX Corporate Governance Council’s recommendations is on promoting the role of women within organisations, the Company recognises that other forms of diversity are also important and will seek to promote and facilitate a range of diversity initiatives throughout the Company beyond gender diversity. The Board will ensure that appropriate procedures and measures are introduced and responsibilities delegated to the Remuneration committee to ensure that the Company’s diversity commitments are implemented appropriately.

At the date of release of the 2012 Annual Report, the Company has in excess of 50% of its employees being female. The Board is comprised of five directors with the Chairman being female. This is a participation rate of 20%.

A copy of the Diversity Policy is available on the Company’s website.

Code of conduct

The company has a code of conduct which has been fully enforced by the board and applies to all directors and employees. The code requires the highest standards of behaviour and professionalism and the practices necessary to maintain confidence in the group’s integrity and to take into account legal obligations and reasonable expectations of the company’s stakeholders. All company personnel must act with the utmost integrity and objectivity in carrying out their roles and responsibilities for the company.

CORPORATE GOVERNANCE REPORT CONTINUED

Share trading policy

Whilst the Board encourages its Directors and employees to own securities in the Company, it is also mindful of its responsibility that the Company complies with the Corporations Act 2001 pertaining to ‘insider trading’ and its ‘proper duties in relation to the use of insider trading’.

To ensure that the above issues comply with the requirements of the Corporations Law, the Board has established and implemented a policy on share trading in the Company’s securities by Directors and employees.

Essentially, the policy restricts Directors and employees from acting on material information until it has been released to the market, adequate time has been given for this to be reflected in the securities prices, and implements restrictions on share trading in the Company’s securities by Directors and employees during ‘Black-out periods’ as defined by the Share Trading Policy.

Continuous disclosure and shareholder communication

The company has procedures on information disclosure that focus on continuous disclosure of any information concerning the group that a reasonable person would expect to have a material effect on the price of the company’s securities. These procedures also include the arrangements the company has in place to promote communication with shareholders and encourage effective participation at general meetings.

The company secretary has been nominated as the person responsible for communications with the Australian Securities Exchange (ASX) and NASDAQ. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-coordinating information disclosure to the ASX, NASDAQ, analysts, brokers, shareholders, the media and the public.

Information disclosed to the ASX is posted on the company’s website as soon as it is disclosed to the ASX. When analysts are briefed on aspects of the group’s operations, the material used in the presentation is released to the ASX and posted on the company’s web site. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the market.

Shareholders either receive a copy of the company’s annual reports either by post or through electronic means. All company announcements, media briefings, details of company meetings, press releases are available on the company’s website, including a broadcast of the company’s annual general meeting. The company arranges for advance notification of significant group briefings and makes them widely accessible, including through the use of webcasting.

Recognise and manage risk

The board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented a sound system of risk management and internal control. Detailed work on this task is delegated to the audit committee and reviewed by the full board. The audit committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. They monitor the company’s risk management by overseeing management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks. In providing this oversight, the committee:

•

reviews the framework and methodology for risk identification, the degree of risk the company is willing to accept, the management of risk and the processes for auditing and evaluating the company’s risk management system

•	reviews group-wide objectives in the context of the abovementioned categories of corporate risk

•	reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the company’s exposure to risk

•	reviews and approves the delegations of financial authorities and addresses any need to update these authorities on an annual basis, and

•	reviews compliance with agreed policies.

CORPORATE GOVERNANCE REPORT CONTINUED

The committee recommends any actions it deems appropriate to the board for its consideration. Management is responsible for designing, implementing and reporting on the adequacy of the company’s risk management and internal control system and has to report to the audit committee on the effectiveness of:

•	the risk management and internal control system during the year, and

•	the company’s management of its material business risks.

Corporate reporting

The CEO and CFO have given a statement to the Board, in accordance with ‘Best Practice Recommendation 7.3’, that:

•

that the company’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the company and group and are in accordance with relevant accounting standards

•

that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board and that the company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects in relation to financial reporting risks.

Auditor’s Independence Declaration

As lead auditor for the audit of Prima BioMed Ltd for the year ended 30 June 2012, I declare that, to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prima BioMed Ltd and the entities it controlled during the period.

Manoj Santiago	Sydney
Partner	31 August 2012
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2,201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +612 8266 0000, F: +612 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

FINANCIAL REPORT

Contents

Financial statements
Consolidated statement of comprehensive income	33
Consolidated balance sheet	34
Consolidated statement of changes in equity	35
Consolidated statement of cash flows	36
Notes to the consolidated financial statements	37
Directors’ declaration	78
Independent auditor’s report to the members of Prima BioMed Ltd.	79

General information

These financial statements are the consolidated financial statements of the consolidated entity consisting of Prima Biomed Ltd and its subsidiaries. The financial statements are presented in the Australian currency.

Prima BioMed Ltd is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 7

151 Macquarie Street

Sydney NSW 2000

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 6 to 9 and in the directors’ report on pages 10 to 24, both of which are not part of these financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 31 August 2012. The directors have the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely and complete. All press releases, financial reports and other information are available on our website: www.primabiomed.com.au

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2012

	Note	Consolidated Group
		30 June 2012 $	30 June 2011 $
OTHER INCOME
Medical services revenue		25,766	—
Grant income		1,494,253	—
Interest income		2,682,548	1,066,196

Total other income		4,202,567	1,066,196

Expenses
Research & development and intellectual property	5	(14,501,039)	(9,531,163)
Corporate administrative expenses	5	(7,776,445)	(5,600,988)
Depreciation and amortisation expense	5	(377,299)	(64,287)
Impairment of available for sale financial assets	5	—	(555,107)
Changes in fair value of derivative financial instruments	5	(1,488,744)	—
Finance costs	5	—	(6,395,818)

Loss before income tax expense		(19,940,960)	(21,081,167)

Income tax expense	6	—	—

Loss after income tax expense for the year		(19,940,960)	(21,081,167)

Other Comprehensive Income
Exchange differences on the translation of foreign operations		(117,235)	(233)
Impairment of available-for-sale financial assets transferred from reserve		—	(19,397)

Other comprehensive income for the year, net of tax		(117,235)	(19,630)

Total comprehensive loss for the year		(20,058,195)	(21,100,797)

Loss for the year is attributable to
Non-controlling interest		—	(70)
Owners of Prima BioMed Ltd		(19,940,960)	(21,081,097)

		(19,940,960)	(21,081,167)

Total comprehensive income for the year is attributable to
Non-controlling interest		—	(70)
Owners of Prima BioMed Ltd		(20,058,195)	(21,100,727)

		(20,058,195)	(21,100,797)

		Cents	Cents
Basic earnings per share	30	(1.92)	(3.74)
Diluted earnings per share	30	(1.92)	(3.74)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2012

	Note	Consolidated Group
		30 June 2012 $	30 June 2011 $
ASSETS
Current Assets
Cash and cash equivalents	7	16,991,716	45,918,552
Current receivables	9	280,384	35,899
Inventories	10	191,727	214,346
Held-to-maturity investment	8	21,045,423	10,000,000
Other current assets	11	2,393,734	894,005

Total current assets		40,902,984	57,062,802

Non-current assets
Property, plant and equipment	12	483,928	119,953
Intangibles	13	225,759	457,906

Total Non-Current Assets		709,687	577,859

TOTAL ASSETS		41,612,671	57,640,661

Current Liabilities
Trade and other payables	14	2,840,583	2,471,212
Derivative financial instruments	16	1,488,744	—
Employee benefits	15	115,145	65,879

Total Current Liabilities		4,444,472	2,537,091

Non-Current Liabilities
Employee benefits	17	10,328	4,440

Total Non-Current Liabilities		10,328	4,440

TOTAL LIABILITIES		4,454,800	2,541,531

NET ASSETS		37,157,871	55,099,130

EQUITY
Contributed equity	18	136,712,525	134,895,001
Reserves	19	181,020	(1,157)
Accumulated losses		(99,735,674)	(79,794,714)

Equity attributable to the owners of Prima BioMed Ltd		37,157,871	55,099,130

TOTAL EQUITY		37,157,871	55,099,130

The above consolidated balance sheet should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2012

Consolidated	Issued		Retained	Non-controlling	Total
	Capital $	Reserves $	earnings $	Interests $	equity $
Balance at 30 June 2010	74,534,413	19,397	(58,713,617)	(254)	15,839,939
Other comprehensive income for the year, net of tax	—	(19,630)	—	—	(19,630)
Loss after income tax expense for the year	—	—	(21,081,097)	(70)	(21,081,167)

Total comprehensive income for the year	—	(19,630)	(21,081,097)	(70)	(21,100,797)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	60,360,588	—	—	—	60,360,588
Transactions with non-controlling interests	—	(924)	—	324	(600)

Balance at 30 June 2011	134,895,001	(1,157)	(79,794,714)	—	55,099,130

Other comprehensive income for the year, net of tax	—	(117,235)	—	—	(117,235)
Loss after income tax expense for the year	—	—	(19,940,960)	—	(19,940,960)

Total comprehensive income for the year	—	(117,235)	(19,940,960)	—	(20,058,195)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	1,813,524	—	—	—	1,813,524
Employee options scheme	4,000	299,412	—	—	303,412

Balance at 30 June 2012	136,712,525	181,020	(99,735,674)	—	37,157,871

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2012

		Consolidated Group
	Note	30 June 2012 $	30 June 2011 (Restated) $
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of goods and services tax)		(23,193,708)	(13,855,630)
Medical services income		25,766	—
Interest received		2,553,321	1,033,316
Grant income		1,494,253	—

Net cash flows (used) in operating activities		(19,120,369)	(12,822,314)

Cash flows related to investing activities
Investment to term deposit		(21,045,423)	—
Funds from maturity of investment on term deposit		10,000,000	—
Payments for plant and equipment		(574,568)	(44,818)
Net cash flows (used) in investing activities		(11,619,991)	(44,818)

Cash flows related to financing activities
Proceeds from issue of shares		1,820,455	49,655,823
Proceeds from borrowings		—	5,411,750
Share issue transaction costs		(6,931)	(1,920,231)

Net cash flows provided by financing activities		1,813,524	53,147,342

Net (decrease) / increase in cash and cash equivalents		(28,926,836)	40,280,210
Cash and cash equivalents at the beginning of the year		45,918,552	5,638,342

Cash and cash equivalents at the end of the year	8	16,991,716	45,918,552

Non-cash financing and investing activities – refer note 18.

Refer to note 28 for details in relation to the restatement of the 30 June 2011 consolidated statement of cash flows.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Prima BioMed Ltd is a for-profit entity for the purpose of preparing the financial statement. The statement of consolidated cash flows, and notes 6, 29 and 32 for the year ended 30 June 2011 have been restated. Additional information regarding these restatements is included in notes 6, 28, 29 and 32.

(i) Compliance with IFRS

The consolidated financial statements of the Prima BioMed Ltd group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2011 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

(iii) Early adoption of standards

The group has not elected to apply any pronouncements before their operative date in the annual reporting period beginning 1 July 2011.

(iv) Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative financial instruments) at fair value through profit or loss.

(v) Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

(vi) Going Concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2012, the Group holds cash and cash equivalents of $16,991,716 (2011: $45,918,552) and held-to-maturity investments of $21,045,423 (2011: $10,000,000) with maturities ranging from 4 to 6 months. In line with the company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the company. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternate future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prima BioMed Ltd (‘company’ or ‘parent entity’) as at 30 June 2012 and the results of all subsidiaries for the year then ended. Prima Biomed Ltd and its subsidiaries together are referred to in this financial report as the group or the consolidated entity.

Subsidiaries are all entities over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated income statement, statement of comprehensive income, statement of changes in equity and balance sheet respectively.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is the Prima BioMed Ltd’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement, within finance costs. All other foreign exchange gains and losses are presented in the income statement on a net basis within other income or other expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(d) Foreign currency translation (continued)

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•

income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.

The group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the group’s activities as described below. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i) Interest Income

Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(ii) Medical services

Medical services income is recognised when the the amount can be measured reliably and it is probable that the economic benefits associated with the service will flow to the group.

(iii) Operating grant

Grants from the government, including Australian Research and Development Rebates, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as other income.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(f) Income tax (continued)

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill.

Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements. Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(g) Impairment of assets

Intangible assets that have a definite useful life are subject to amortisation and tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(h) Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(i) Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the group will not be able to collect all amounts due.

(j) Inventories

Stock on hand is stated at the lower of cost and net realisable value. Cost comprises purchase and delivery costs, net of rebates and discounts received or receivable.

(k) Investments and other financial assets

Classification

The group classifies its financial assets in the following categories: loans and receivables, available for sale investment and held-to-maturity investments. The classification depends on the purpose for which the investments were acquired.

Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting date.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables (note 9) in the balance sheet.

(ii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group’s management has the positive intention and ability to hold to maturity. If the group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

(iii) Available-for-sale financial assets

Available-for-sale financial assets, comprising of investment in unlisted equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.

Accounting policy note in relation to derivative that do not qualified to hedging, refer to note (I).

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(k) Investments and other financial assets (continued)

Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in profit or loss within other income or other expenses in the period in which they arise.

Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of revenue from continuing operations when the group’s right to receive payments is established. Interest income from these financial assets is included in the net gains / (losses).

Impairment

The group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

Assets carried at amortised cost

For loans and receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss.

If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in profit or loss. Impairment testing of current receivables is described in note 1(i).

(l) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses.

(m) Property, plant and equipment

Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

•	Computers – 3 years

•	Plant and equipment – 3-5 years

•	Furniture – 3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(m) Property, plant and equipment (continued)

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(n) Intangible assets

(i) Intellectual property

Costs incurred in acquiring intellectual property are capitalized and amortised on a straight line basis over a period of 20 years.

Costs include only those costs directly attributable to the acquisition of the intellectual property.An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)).

(ii) Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight line basis over its useful life.

(o) Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid.

The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.

(p) Finance costs

Finance costs are expensed in the period in which they are incurred.

(q) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for annual leave is recognised in the provision for employee benefits. All other short-term employee benefit obligations are presented as payables.

(ii) Other long-term employee benefit obligations

The liability for long service leave which is not expected to be settled within 12 months after the end of the period in which the employees render the related service is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expect future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(q) Employee benefits (continued)

(iii) Retirement benefit obligations

The group does not maintain a group superannuation plan. The group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds and pension plans are recognised as an expense as they become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Global Employee Shares Option Plan (GESOP). Information relating to these schemes is set out in note 31.

The fair value of options granted under the GESOP is recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(v) Termination benefits

Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees.

(vi) Bonus plan

The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

•	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(t) Goods and Services Tax and other similar taxes (‘GST’)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2012 reporting periods. The group’s assessment of the impact of these new standards and interpretations is set out below.

AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 (effective from 1 January 2013)

AASB 9 Financial Instruments addresses the classification and measurement of financial assets and is likely to affect the group’s accounting for its financial assets.

The standard is not applicable until 1 January 2013 but is available for early adoption. The group is yet to assess its full impact. However, initial indications are that it may affect the group’s accounting for its available-for-sale financial assets, since AASB 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading. The company has not yet evaluated the impact of AASB 9 and has not set an implementation date.

AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements

On 30 June 2010 the AASB officially introduced a revised differential reporting framework in Australia. Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements. The group has public accountability as defined in AASB 1053 and is therefore not eligible to adopt the new Australian Accounting Standards – Reduced Disclosure Requirements. As a consequence, the two standards will have no impact on the financial statements of the entity.

AASB 10 (IFRS 10) Consolidated Financial Statements, AASB 11 (IFRS 11) Joint Arrangements, AASB 12 (IFRS 12) Disclosure of Interests in Other Entities, revised AASB 127 (IAS 27) Separate Financial Statements and AASB 128 (IAS 28) Investments in Associates and Joint Ventures and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards (effective 1 January 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. There is also new guidance on participating and protective rights and on agent/principal relationships.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted (continued)

While the group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

AASB 11 introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. AASB 11 also provides guidance for parties that participate in joint arrangements but do not share joint control. As the group is not party to any joint arrangements, this standard will not have any impact on its financial statements.

AASB 12 sets out the required disclosures for entities reporting under the two new standards, AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB 128. Application of this standard by the group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the group’s investments.

Amendments to AASB 128 provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. The group is still assessing the impact of these amendments.

The group does not expect to adopt the new standards before their operative date. They would therefore be first applied in the financial statements for the annual reporting period ending 30 June 2014.

AASB 13 (IFRS 13) Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective 1 January 2013)

AASB 13 was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. It is therefore not possible to state the impact, if any, of the new rules on any of the amounts recognised in the financial statements.

However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The group does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending 30 June 2014.

AASB 2011-9 (Amendments to IAS 1) Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income (effective 1 July 2012)

In September 2011, the AASB made an amendment to AASB 101 Presentation of Financial Statements which requires entities to separate items presented in other comprehensive income into two groups, based on whether they may be recycled to profit or loss in the future. This will not affect the measurement of any of the items recognised in the balance sheet or the profit or loss in the current period. The group intends to adopt the new standard from 1 July 2012.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013)

In July 2011 the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements. The amendments apply from 1 July 2013 and cannot be adopted early.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted (continued)

The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) (effective 1 January 2014 and 1 January 2013 respectively)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements. However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from 1 January 2013. The AASB is expected to make equivalent changes to IAS 32 and AASB 7 shortly. When they become applicable, the group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The group intends to apply the new rules for the first time in the financial year commencing 1 July 2013.

(v) Parent entity financial information

The financial information for the parent entity, Prima BioMed Ltd, disclosed in note 32 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries, associates and joint venture entities

Investments in subsidiaries are accounted for at cost in the financial statements of Prima BioMed Limited.

(ii) Tax consolidation legislation

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Prima Biomed Ltd, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(iii) Share-based payments

The grant by the company of options over its equity instruments to the employees of subsidiary undertakings in the group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 2. FINANCIAL RISK MANAGEMENT

The group’s activities expose it to a variety of financial risks: market risk (including currency risk, and interest rate risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group uses derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts. The group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate and foreign exchange and aging analysis for credit risk.

Risk management is carried out by senior management under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks in close co-operation with the group’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Management has set up a policy to manage the company’s exchange risk within the group companies. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts.

It is the group policy to use forward exchange contracts to cover anticipated cash flow in USD and Euro for the next twelve months. This policy is reviewed regularly by directors from time to time.

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	30 June 2012			30 June 2011
	USD	EUR	Other	USD	EUR	Other
Cash in bank	652,566	5,308,629	77,272	189	90,679	79,488
Trade payables	(428,994)	(1,260,841)	(10,436)	(749,951)	(249,613)	(30,584)
Forward exchange contracts - buy foreign currency	2,593	(1,491,338)	—	—	—	—

Sensitivity

Based on the financial instruments held at 30 June 2012, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $555,051 higher/$454,144 lower (2011 – $27,632 higher/$22,608 lower), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments and from foreign forward exchange contracts designated as cash flow hedged which are detailed in the above table. Profit is more sensitive to movements in the Australian dollar/US dollar exchange rates exchange rates in 2012 than was the position in 2011 due to the increased amount of forward foreign exchange contracts. Any impact on the equity will result from changes in retained earnings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(a) Market risk (continued)

Based on the financial instruments held at 30 June 2012, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $932,645 higher/$763,077 lower (2011 – $22,804 higher/$18,657 lower), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments and from foreign forward exchange contracts designated as cash flow hedged which are detailed in the above table. Profit is more sensitive to movements in the Australian dollar/Euro exchange rates exchange rates in 2012 than was the position in 2011 due to the increased amount of forward foreign exchange contracts.

The group’s exposure to other foreign exchange movements is not material.

(b) Price risk

The consolidated entity is not exposed to any significant price risk.

(c) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

	30 June 2012 $	30 June 2011 $
Cash at bank and short-term bank deposits
AA-	16,991,716	45,742,544
Held-to-maturity investment
AA-	21,045,423	10,000,000
Derivative financial instruments
AA-	1,488,744	—

(d) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $16,991,716 (2011 – $45,918,552) that are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements.

As outlined in Note 1, the company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

Maturities of financial liabilities

The tables below analyse the group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:

(a) all non-derivative financial liabilities, and

(b) net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(d) Liquidity risk (continued)

Contractual maturities of financial liabilities At 30 June 2012	Less than 6 months $	6-12 months $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade payables	2,724,109	—	2,724,109	2,724,109
Derivatives
Gross settled (forward foreign exchange contracts – cash flow hedges
(Inflow)	(10,723,057)	(6,745,307)	(17,468,364)	—
Outflow	11,610,440	7,346,669	18,957,109	1,488,744

	887,383	601,361	1,488,744	1,488,744

Contractual maturities of financial liabilities At 30 June 2011	Less than 6 months $	6-12 months $	Total contractual cash flows $	Carrying Amount (assets) / liabilities $
Non-Derivatives
Trade payables	1,770,121	—	1,770,121	1,770,121

	1,770,121		1,770,121	1,770,121

(e) Fair value measurements

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

Financial Instruments: Disclosures requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a)	quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

(b)	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and

(c)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the group’s assets and liabilities measured and recognised at fair value at 30 June 2012:

At 30 June 2012	Level 1 $	Level 2 $	Level 3 $	Total $
Assets
Held-to-maturity investment	—	21,045,423	—	21,045,423
Derivative financial instrument	—	—	—	—

Total assets	—	21,045,423	—	21,045,423

Liabilities
Derivative financial instrument	—	1,488,744	—	1,488,744

Total liabilities	—	1,488,744	—	1,488,744

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(e) Fair value measurements (continued)

At 30 June 2011	Level 1 $	Level 2 $	Level 3 $	Total $
Assets
Held-to-maturity investment	—	10,000,000	—	10,000,000
Derivative financial instrument	—	—	—	—

Total assets	—	10,000,000	—	10,000,000

Liabilities
Derivative financial instrument	—	—	—	—

Total liabilities	—	—	—	—

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date.

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The following table presents the changes in level 3 instruments for the years ended 30 June 2012 and 30 June 2011:

Unlisted equity securities $
Opening balance 1 July 2010	574,504
Impairment losses	(555,107)
Losses recognised in other comprehensive income	(19,397)

Closing balance 30 June 2011	—

Closing balance 30 June 2012	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Income taxes

The group has not recognised deferred tax assets relating to carried forward tax losses and taxable temporary differences since the group is currently in a loss making position and unable to generate taxable income to utilise the carried forward tax losses and taxable temporary differences. The utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The group estimates its tax liabilities based on the group’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity. Refer to note 31—share-based payment.

Research and development

The Group has expensed all internal research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits are not considered certain. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalised under AASB 138.

Impairment of assets

The consolidated entity assesses impairment of non-financial assets at each reporting date by evaluating conditions specific to the consolidated entity and parent entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined .This involves fair value less costs to sell or value- in-use calculations, which incorporate a number of key estimates and assumptions.

Fair value of derivative financial instrument

The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract. These fair values are provided by independent third parties.

Convertible Loan Agreement

In 2010-2011 financial year, a convertible loan agreement was treated as a debt facility which enabled Prima periodically to drawdown on the facility, rather than one arrangement with a three-year term that would have been recognised in its entirety on inception, on the basis that Prima could terminate the arrangement at any point in time at a minimal fee. Accordingly each drawdown was treated as an additional borrowing under the facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

The substance of the agreement was assessed when determining the appropriate accounting treatment. The agreement is similar to a funded fixed return arrangement, including a right for the Lender to participate in any upside in share price. Because the debt was settled in a variable number of shares, each drawdown was classified as a financial liability. Two embedded derivatives were identified and recognised separately from the host debt instrument in each drawdown, being the equity conversion feature and the floor price cash payment feature. The derivatives were recognised in the statement of comprehensive income for the year ended 30 June 2011.

Collateral shares and commitment options

In 2010-2011 financial year, the purpose of the collateral shares and commitment options was to compensate SpringTree for making the commitment to provide the funding through the life of the Convertible Loan Agreement on terms that provided an acceptable level of funding certainty.

As the compensation to SpringTree for providing the service of committing to the Convertible Loan Agreement was paid in equity instruments of the Company, we applied the requirements of AASB 2 to their measurement and recognition. Measurement inputs to the Monte-Carlo simulation option pricing model include the share price on the measurement date, the exercise price of the instruments, expected volatility (based on an evaluation of the Company’s historic volatility over a period commensurate with the expected term), expected term of the instruments, expected dividends, and the risk- free interest rate (based on government bonds).

NOTE 4. SEGMENT REPORTING

Identification of reportable operating segments

The consolidated entity is organised into two operating segments, being Cancer Immunotherapy and Other R & D. The internal reports that are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) use this segment reporting in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments. The CODM reviews earnings/loss before tax.

Types of products and services

The principal products and services of each of these operating segments are as follows:

•	Cancer Immunotherapy

•	Other Research & Development

Operating segment information

30 June 2012	Cancer Immunotherapy $	Other R & D $	Unallocated $	Consolidated $
Other Income
Medical services income	—	—	25,766	25,766
Grant income	1,494,253	—	—	1,494,253
Interest income	—	—	2,682,548	2,682,548

Total other income	1,494,253	—	2,708,314	4,202,567

Segment Result
Depreciation and amortisation	(167,483)	(177,709)	(32,107)	(377,299)
Other expenses	(15,066,709)	(655,702)	(3,841,250)	(19,563,661)

Loss before income tax expense	(15,234,192)	(833,411)	(3,873,357)	(19,940,960)

Income tax expense				—

Loss after income tax expense				(19,940,960)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 4. SEGMENT REPORTING (CONTINUED)

30 June 2011	Cancer Immunotherapy $	Other R&D $	Unallocated $	Consolidated $
Other income
Interest income	—	—	1,066,196	1,066,196

Total other income	—	—	1,066,196	1,066,196

Segment Result
Depreciation and amortisation	—	—	(64,287)	(64,287)
Other expenses	(7,944,531)	(401,813)	(12,670,536)	(21,016,880)

Loss before income tax expense	(7,944,531)	(401,813)	(12,734,823)	(21,081,167)

Income tax expense				—

Loss after income tax expense				(21,081,167)

NOTE 5. EXPENSES

	Consolidated
	30 June 2012 $	30 June 2011 $
Loss before income tax includes the following specific expenses:
Research & Development and Intellectual Property
Research and development	14,311,228	9,204,826
Intellectual property management	189,811	326,337

Total Research & Development and Intellectual Property	14,501,039	9,531,163

Defined contribution superannuation expense	99,223	52,956
Foreign currency loss	1,181,049	127,178
Loss on disposal of assets	64,679	—

Depreciation
Plant and equipment	132,310	20,343
Computer	7,349	1,673
Furniture and fittings	5,492	336

Total depreciation	145,151	22,352

Amortisation and impairment
Patents	232,148	41,935

Total depreciation and amortisation	377,299	64,287

Impairment of available for sale financial assets	—	555,107
Changes in fair value of derivative financial instruments	1,488,744	—
Finance expenses	—	6,395,818

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 6. INCOME TAX EXPENSES

	Consolidated
	30 June 2012 $	30 June 2011 $
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(19,940,960)	(21,081,167)
Tax at the Australian tax rate of 30%	(5,982,288)	(6,324,350)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	1,146,596	3,349,512
Non-assessable income	(448,276)	—
Section 40-880 deductions	—	(148,083)

	(5,283,968)	3,122,921
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised	5,283,968	3,122,921

Income tax expense	—	—

	Consolidated
	30 June 2012 $	30 June 2011 (Restated) $
Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
Carried forward tax losses [1]	18,283,488	12,915,000
Temporary differences [1]	462,913	547,433

Total deferred tax assets not recognised	18,746,401	13,462,433

1 – In the current year we restated the 30 June 2011 total deferred tax assets not recognised due to errors in the calculation.

The deferred tax assets not recognised prior to the discovery of the error was 19,530,582 and has been adjusted to 13,432,433. As the group does not recognise any deferred tax assets related, there was no impact on amounts recognised in the primary financial statements, including earnings per share.

The above potential tax benefit, which excludes tax losses, for deductible temporary differences has not been recognised in the consolidated balance sheet as the recovery of this benefit is uncertain.

NOTE 7. CURRENT ASSETS—CASH AND CASH EQUIVALENTS

	Consolidated
	30 June 2012 $	30 June 2011 $
Cash on hand	3,167	2,888
Cash at bank	11,988,549	45,540,530
Cash on deposit	5,000,000	375,134

	16,991,716	45,918,552

The above cash and cash equivalent are held in AUD, USD, Euro, and AED. The interest rate on these deposits range from 0% to 4.0% in 2012 (2011 – 0% to 5%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 8. HELD-TO-MATURITY INVESTMENTS

	Consolidated
	30 June 2012 $	30 June 2011 $
Term deposits	21,045,423	10,000,000

	21,045,423	10,000,000

Held to maturity investments represent term deposits with a maturity period of between 90 days and 180 days. These term deposits are denominated in the Australian Dollar and have interest rates ranging from 5.77% to 5.86% in 2012 (2011 – 5.50% to 6.49%). The group’s exposure to interest rate risk is discussed in note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of held to maturity investment mentioned above.

NOTE 9. CURRENT RECEIVABLES

	Consolidated
	30 June 2012 $	30 June 2011 $
Trade receivables	3,261	—
Other receivables	502	35,899
GST receivable	276,621	—

	280,384	35,899

Due to the short term nature of the these receivables, the carrying value is assumed to be their fair value and at 30 June 2012. No receivables were impaired or past due.

NOTE 10. CURRENT ASSETS—INVENTORIES

	Consolidated
	30 June 2012 $	30 June 2011 $
Materials – at cost	191,726	214,346

Inventories are in relation to material used for the safe transportation of the samples used in the clinical trials between hospitals and manufacturers sites. Inventories recognised as expense during the year ended 30 June 2012 amounted to $22,620 (2011 – nil).

NOTE 11. CURRENT ASSETS—OTHER

	Consolidated
	30 June 2012 $	30 June 2011 $
Prepayments	1,867,681	498,014
Security deposit	13,047	12,212
Accrued interest	513,006	383,779

	2,393,734	894,005

Prepayments are in relation to the deposits paid to organisations involved in the clinical trials.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 12. NON-CURRENT ASSETS—PROPERTY, PLANT AND EQUIPMENT

	Plant and Equipment $	Computer $	Furniture and fittings $	Total $
At 1 July 2010
Cost or fair value	98,578	—	6,708	105,286
Accumulated depreciation	(5,755)	—	(2,045)	(7,800)

Net book amount	92,823	—	4,663	97,486

Year ended 30 June 2011
Opening net book amount	92,823	—	4,663	97,486
Reclassification of assets-cost	(3,951)	3,951	—	—
Reclassification of assets-accumulated depreciation	833	(833)	—	—
Additions	36,171	8,647	—	44,818
Depreciation charge	(20,343)	(1,673)	(335)	(22,351)

Closing net book amount	105,533	10,092	4,328	119,953

At 30 June 2011
Cost or fair value	130,798	12,598	6,708	150,104
Accumulated depreciation	(25,265)	(2,506)	(2,380)	(30,151)

Net book amount	105,533	10,092	4,328	119,953

Year ended 30 June 2012
Opening net book amount	105,533	10,092	4,328	119,953
Exchange differences	(871)	53	55	(763)
Additions	555,316	13,337	5,915	574,568
Disposal	(62,679)	(2,000)	—	(64,679)
Depreciation charge	(132,310)	(7,349)	(5,492)	(145,151)

Closing net book amount	464,989	14,133	4,806	483,928

At 30 June 2012
Cost or fair value	622,564	23,988	12,678	659,230
Accumulated depreciation	(157,575)	(9,855)	(7,872)	(175,302)

Net book amount	464,989	14,133	4,806	483,928

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 13. NON-CURRENT ASSETS—INTANGIBLES

Patents, trademarks and licenses $
At 1 July 2010
Cost	1,915,671
Accumulated amortisation and impairment	(1,415,830)

Net book amount	499,841

Year ended 30 June 2011
Opening net book amount	499,841
Impairment charge	—
Amortisation charge	(41,935)

Closing net book amount	457,906

At 30 June 2011
Cost	1,915,671
Accumulated amortization and impairment	(1,457,765)

Net book amount	457,906

Year ended 30 June 2012
Opening net book amount	457,906
Impairment charge	(159,938)
Amortisation charge	(72,209)

Closing net book amount	225,759

At 30 June 2012
Cost or fair value	1,915,671
Accumulated amortisation and impairment	(1,689,903)

Net book amount	225,759

The impairment charge is in relation to the write down of the Cripto-1 intangible asset for which the group has discontinued any further research and development activities.

NOTE 14. CURRENT LIABILITIES—TRADE AND OTHER PAYABLES

	Consolidated
	30 June 2012 $	30 June 2011 $
Trade payables	2,724,109	1,770,121
Other payables	116,474	701,091

	2,840,583	2,471,212

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 15. CURRENT LIABILITIES—EMPLOYEE BENEFITS

	Consolidated
	30 June 2012 $	30 June 2011 $
Annual leave	115,144	65,879

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated
	30 June 2012 $	30 June 2011 $
Derivative financial instruments	1,488,744	—

The group has entered into foward exchange contracts which do not satisfy the requirement for the hedged accounting. The amount above is the fair value of the forward exchange contracts as at 30 June 2012. These contracts are held with National Australia Bank. These contracts are subject to the risk management policies in note 2.

NOTE 17. NON-CURRENT LIABILITIES—EMPLOYEE BENEFITS

	Consolidated
	30 June 2012 $	30 June 2011 $
Long service leave	10,328	4,400

NOTE 18. EQUITY—CONTRIBUTED

			Consolidated
			30 June 2012 $	30 June 2011 $
Fully paid ordinary shares	18	(a)	127,050,571	125,066,002
Options over ordinary shares	18	(b)	9,661,954	9,828,999

			136,712,525	134,895,001

As part of the SpringTree convertible loan transaction shares and options were issued by the company to SpringTree in settlement of the loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 18. EQUITY—CONTRIBUTED (CONTINUED)

(a) Ordinary Shares	Note		30 June 2012		30 June 2011
			No.	$	No.	$
At the beginning of reporting period			981,015,629	125,066,002	699,237,595	68,926,335
Shares issued during year	(i	)	25,000	4,000	161,558,834	44,617,993
Exercise of options (Shares issued during the year)	(ii	)	85,022,759	1,987,500	69,076,228	5,107,210
Fair value of tranche shares to be issued to SpringTree	(iii	)	—	—	51,142,972	6,834,695
Collateral shares isssued to
SpringTree	(iv	)	—	—	—	1,500,000
Transaction costs relating to share issues				(6,931)		(1,920,231)

At reporting date			1,066,063,388	127,050,571	981,015,629	125,066,002

2012	Details	Note		Number	Issue Price $	Total $
12 July 2011	Exercise of PRRO options	ii	)	1,368,185	0.022	30,100
14 July 2011	Exercise of PRRO options	ii	)	19,964,285	0.022	439,214
19 July 2011	Exercise of PRRO options	ii	)	113,000	0.022	2,486
27 July 2011	Exercise of PRRO options	ii	)	654,123	0.022	14,391
08 August 2011	Exercise of PRRO options	ii	)	155,500	0.022	3,421
22 August 2011	Exercise of PRRO options	ii	)	3,792,217	0.022	83,429
31 August 2011	Exercise of PRRO options	ii	)	250,000	0.022	5,500
05 September 2011	Exercise of PRRO options	ii	)	30,000	0.022	660
13 September 2011	Exercise of PRRO options	ii	)	1,253,266	0.022	27,572
21 September 2011	Exercise of PRRO options	ii	)	457,058	0.022	10,055
30 September 2011	Exercise of PRRO options	ii	)	399,272	0.022	8,784
11 October 2011	Exercise of PRRO options	ii	)	897,482	0.022	19,745
24 October 2011	Exercise of PRRO options	ii	)	1,142,500	0.022	25,135
02 November 2011	Exercise of PRRO options	ii	)	2,387,749	0.022	52,530
15 November 2011	Exercise of PRRO options	ii	)	2,345,889	0.022	51,609
22 November 2011	Exercise of PRRO options	ii	)	516,633	0.022	11,366
02 December 2011	Exercise of PRRO options	ii	)	1,523,333	0.022	33,513
09 December 2011	Exercise of PRRO options	ii	)	5,044,453	0.022	110,978
16 December 2011	Exercise of PRRO options	ii	)	18,369,080	0.022	404,120
16 December 2011	Shares for employees	i	)	25,000	0.160	4,000
23 December 2011	Exercise of PRRO options	ii	)	7,735,491	0.022	170,181
09 January 2012	Exercise of PRRO options	ii	)	15,123,243	0.022	332,711
27 February 2012	Exercise of PRRAL options	ii	)	400,000	0.100	40,000
13 March 2012	Exercise of PRRAL options	ii	)	100,000	0.100	10,000
27 March 2012	Exercise of PRRAL options	ii	)	1,000,000	0.100	100,000
Transaction costs relating to share issues						(6,931)

				85,047,759		1,984,569

i)	Total ordinary shares = 25,000
ii)	Total ordinary shares = 85,022,759

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2011	Details	Note		Number	Issue Price $	Total $
21 Jul 2010	SpringTree Convertible Loan – T12 Tranche Repayment Shares	iii	)	8,610,086	0.108	929,429
21 Jul 2010	Exercise of PRRO options	ii	)	1,251,850	0.022	27,541
11 Aug 2010	Exercise of PRRO options	ii	)	890,000	0.022	19,580
23 Aug 2010	SpringTree Convertible Loan – T13 Tranche Repayment Shares	iii	)	8,474,576	0.095	808,390
06 Aug 2010	Expiry of options	ii	)			300
30 Aug 2010	Exercise of PRRO options	ii	)	1,011,536	0.022	22,254
24 Sep 2010	SpringTree Convertible Loan – T14 Tranche Repayment Shares	iii	)	8,706,468	0.100	866,577
01 Oct 2010	Exercise of PRRO options	ii	)	200,000	0.022	4,400
08 Oct 2010	Exercise of PRRO options	ii	)	489,000	0.022	10,758
22 Oct 2010	Exercise of PRRO options	ii	)	200,000	0.022	4,400
27 Oct 2010	SpringTree Convertible Loan – T15 Tranche Repayment Shares	iii	)	7,700,770	0.133	1,025,435
28 Oct 2010	Exercise of PRRO options	ii	)	261,000	0.022	5,742
11 Nov 2010	Exercise of PRRO options	ii	)	200,000	0.022	4,400
24 Nov 2010	SpringTree Convertible Loan – T16 Tranche Repayment Shares	iii	)	6,578,947	0.120	788,040
06 Dec 2010	Issue of shares to Directors	i	)	1,250,000	0.100	125,000
10 Dec 2010	Exercise of PRRO options	ii	)	71,242	0.022	1,567
23 Dec 2010	Exercise of PRRO options	ii	)	100,000	0.022	2,200
31 Dec 2010	SpringTree Convertible Loan – T17 Tranche Repayment Shares (part)	iii	)			22,608
31 Dec 2009	Equity to Be Issued	ii	)			50,000
04 Jan 2011	SpringTree Convertible Loan – T17 Tranche Repayment Shares (part)	iii	)	7,368,421	0.200	1,476,601
04 Jan 2011	Exercise of PRRO options	ii	)	2,500,000	0.002	5,000
10 Jan 2011	Exercise of PRRO options	i	)	6,209,638	0.201	1,250,000
10 Jan 2011	Exercise of PRRO options	ii	)	600,000	0.022	13,200
13 Jan 2011	Exercise of PRRO options	ii	)	2,038,333	0.022	44,843
19 Jan 2011	Exercise of PRRO options	ii	)	4,461,473	0.022	98,152
27 Jan 2011	Exercise of PRRO options	ii	)	2,118,407	0.022	46,605
01 Feb 2011	Exercise of ESOP options	ii	)	100,000	0.100	10,000
01 Feb 2011	SpringTree Convertible Loan – T18 Tranche Repayment Shares	iii	)	3,703,704	0.248	917,615
03 Feb 2011	Exercise of PRRO options	ii	)	85,160	0.022	1,874
14 Feb 2011	Exercise of PRRO options	ii	)	200,000	0.022	4,400
17 Feb 2011	Exercise of PRRAI options	ii	)	5,000,000	0.063	314,500
17 Feb 2011	Exercise of PRRO options	ii	)	200,000	0.022	4,400
24 Feb 2011	SpringTree conversion of Convertible Security – Part of $1.25m	i	)	3,140,704	0.355	1,116,419
28 Feb 2011	Exercise of PRRO options	ii	)	210,553	0.022	4,632
03 Mar 2011	SpringTree conversion of Convertible Security – Part of $1.25m	i	)	3,140,704	0.235	738,065
10 Mar 2011	Exercise of PRRO options	ii	)	1,112,929	0.022	24,484
17 Mar 2011	Exercise of PRRO options	ii	)	39,000	0.022	858
24 Mar 2011	Exercise of PRRAI options	ii	)	5,000,000	0.063	314,500
29 Mar 2011	Issue of 15 million collateral shares	iv	)	—	—	1,500,000
30 Mar 2011	Exercise of PRRO options	ii	)	3,035,000	0.022	66,770
08 Apr 2011	Exercise of PRRO options	ii	)	893,466	0.022	19,656

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2011	Details	Note		Number	Issue Price $	Total $
14 Apr 2011	Exercise of PRRO options	ii	)	946,468	0.022	20,822
14 Apr 2011	Exercise of PRRAI options	ii	)	5,000,000	0.063	314,500
21 Apr 2011	Exercise of PRRAF options	ii	)	1,722,017	0.161	277,082
21 Apr 2011	Exercise of PRRAK options	ii	)	1,694,915	0.144	243,898
21 Apr 2011	Exercise of PRRAG options	ii	)	1,741,294	0.141	245,522
21 Apr 2011	Exercise of PRRO options	ii	)	384,176	0.022	8,452
29 Apr 2011	Exercise of PRRO options	ii	)	1,348,685	0.022	29,671
06 May 2011	Exercise of PRRAH options	ii	)	1,540,154	0.194	299,406
06 May 2011	Exercise of PRRAJ options	ii	)	1,315,789	0.189	249,079
06 May 2011	Exercise of PRRAL options	ii	)	1,473,684	0.187	276,168
06 May 2011	Exercise of PRRO options	ii	)	65,000	0.022	1,430
13 May 2011	Exercise of PRRO options	ii	)	125,000	0.022	2,750
23 May 2011	Exercise of PRRO options	ii	)	817,000	0.022	17,974
24 May 2011	Exercise of PRRO options	ii	)	2,225,505	0.022	48,961
24 May 2011	Exercise of PRRAC options	ii	)	2,000,000	0.250	500,000
26 May 2011	Share Placement	i	)	75,000,000	0.280	21,000,000
31 May 2011	Exercise of PRRO options	ii	)	404,050	0.022	8,888
02 Jun 2011	Exercise of PRRAM options	ii	)	1,547,988	0.105	163,003
02 Jun 2011	Exercise of PRRAQ options	ii	)	1,766,784	0.133	234,099
02 Jun 2011	Exercise of PRRAO options	ii	)	1,884,253	0.223	420,377
02 Jun 2011	Exercise of PRRAA options	ii	)	1,076,095	0.220	236,311
02 Jun 2011	Exercise of PRRAE options	ii	)	1,144,726	0.207	236,959
02 Jun 2011	Exercise of PRRO options	ii	)	368,765	0.022	8,113
06 Jun 2011	Exercise of PRRO options	ii	)	221,750	0.022	4,879
10 Jun 2011	Exercise of PRRO options	ii	)	292,303	0.022	6,431
20 Jun 2011	Exercise of PRRO options	ii	)	1,700,876	0.022	37,419
27 Jun 2011	Exercise of PRRO options	ii	)	4,000,000	0.022	88,000
30 Jun 2011	SPP Capital Raising	i	)	72,817,788	0.280	20,388,509
Transaction costs relating to share issues						(1,920,231)

				281,778,034		56,139,667

i)	Total ordinary shares = 161,558,834
ii)	Total ordinary shares = 69,076,228
iii)	Total ordinary shares 51,142,972

			30 June 2012		30 June 2011
(b) Options	Note		No.	$	No.	$
At the beginning of reporting period			128,310,452	9,828,999	152,958,086	5,608,078
Options movements during year
Options issued during year	(i	)	—	—	44,728,594	2,194,810
Exercise of Options (Shares issued during the year)	(ii	)	(83,522,759)	(167,045)	(69,076,228)	(69,380)
Expiry of options	(iii	)	(968,544)	—	(300,000)	(300)
Commitment options issued to
SpringTree	(iv	)	—	—	—	2,069,576
Share options issued to employees	(v	)	—	—	—	26,215

At reporting date			43,819,149	9,661,954	128,310,452	9,828,999

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2012	Details	Note		Number	Issue Price $	Total $
12 July 2011	Exercise of PRRO options	ii	)	(1,368,185)	0.002	(2,736)
14 July 2011	Exercise of PRRO options	ii	)	(19,964,285)	0.002	(39,929)
19 July 2011	Exercise of PRRO options	ii	)	(113,000)	0.002	(226)
27 July 2011	Exercise of PRRO options	ii	)	(654,123)	0.002	(1,308)
08 August 2011	Exercise of PRRO options	ii	)	(155,500)	0.002	(311)
22 August 2011	Exercise of PRRO options	ii	)	(3,792,217)	0.002	(7,584)
31 August 2011	Exercise of PRRO options	ii	)	(250,000)	0.002	(500)
05 September 2011	Exercise of PRRO options	ii	)	(30,000)	0.002	(60)
13 September 2011	Exercise of PRRO options	ii	)	(1,253,266)	0.002	(2,506)
21 September 2011	Exercise of PRRO options	ii	)	(457,058)	0.002	(914)
30 September 2011	Exercise of PRRO options	ii	)	(399,272)	0.002	(799)
11 October 2011	Exercise of PRRO options	ii	)	(897,482)	0.002	(1,795)
24 October 2011	Exercise of PRRO options	ii	)	(1,142,500)	0.002	(2,285)
02 November 2011	Exercise of PRRO options	ii	)	(2,387,749)	0.002	(4,776)
15 November 2011	Exercise of PRRO options	ii	)	(2,345,889)	0.002	(4,692)
22 November 2011	Exercise of PRRO options	ii	)	(516,633)	0.002	(1,033)
02 December 2011	Exercise of PRRO options	ii	)	(1,523,333)	0.002	(3,047)
09 December 2011	Exercise of PRRO options	ii	)	(5,044,453)	0.002	(10,089)
16 December 2011	Exercise of PRRO options	ii	)	(18,369,080)	0.002	(36,738)
23 December 2011	Exercise of PRRO options	ii	)	(7,735,491)	0.002	(15,471)
03 January 2012	Expired of PRRO options	iii	)	(968,544)	—	—
09 January 2012	Exercise of PRRO options	ii	)	(15,123,243)	0.002	(30,246)

				(84,491,303)		(167,045)

ii)	Total options = (83,522,759)
iii)	Total options = (968,544)

2011	Details	Note		Number	Issue Price $	Total $
21 Jul 2010	SpringTree Convertible Loan – T12 Options exercisable at $0.1605 21/7/2015	i	)	1,722,017	0.081	140,180
21 Jul 2010	Exercise of PRRO options	ii	)	(1,251,850)	(0.002)	(2,503)
06 Aug 2010	Expiry of PRRAK options (exercisable at $0.20 6/08/2010)	iii	)	(300,000)	0.001	(300)
11 Aug 2010	Exercise of PRRO Options	ii	)	(890,000)	(0.002)	(1,780)
23 Aug 2010	SpringTree Convertible Loan – T13 Options exercisable at $0.1439 20/8/2015	i	)	1,694,915	0.071	119,499
30 Aug 2010	Exercise of PRRO options	ii	)	(1,011,538)	(0.002)	(2,023)
24 Sep 2010	SpringTree Convertible Loan – T14 Options exercisable at $0.1414 20/8/2015	i	)	1,741,294	0.070	122,400
01 Oct 2010	Exercise of PRRO options	ii	)	(200,000)	(0.002)	(400)
08 Oct 2010	Exercise of PRRO options	ii	)	(489,000)	(0.002)	(978)
22 Oct 2010	Exercise of PRRO options	ii	)	(200,000)	(0.002)	(400)
27 Oct 2010	SpringTree Convertible Loan – T15 Options exercisable at $0.1944 27/10/2015	i	)	1,540,154	0.108	165,997

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2011	Details	Note		Number	Issue Price $	Total $
28 Oct 2010	Exercise of PRRO options	ii	)	(261,000)	(0.002)	(522)
11 Nov 2010	Exercise of PRRO options	ii	)	(200,000)	(0.002)	(400)
24 Nov 2010	SpringTree Convertible Loan – T16 Options exercisable at $0.1893 24/11/2015	i	)	1,315,789	0.097	127,834
06 Dec 2010	Issue of options to Directors ($0.20 6/12/2013)	i	)	32,500,000	0.032	1,053,000
06 Dec 2010	Issue of options to Directors ($0.10 6/12/2014)	i	)	2,000,000	0.007	14,300
10 Dec 2010	Exercise of PRRO options	ii	)	(71,242)	(0.002)	(142)
23 Dec 2010	Exercise of PRRO options	ii	)	(100,000)	(0.002)	(200)
31 Dec 2010	SpringTree Convertible Loan – T17	i	)	—	—	27,336
04 Jan 2011	SpringTree Convertible Loan – T17 Options exercisable at $0.1874 04/01/2016	i	)	1,473,684	0.185	244,773
04 Jan 2011	Exercise of PRRO options	ii	)	(2,500,000)	(0.002)	(5,000)
10 Jan 2011	Exercise of PRRO options	ii	)	(600,000)	(0.002)	(1,200)
11 Jan 2011	Take-up of commitment options (15m) based on valuation at each drawdown date	(iv	)	—	—	1,347,214
13 Jan 2011	Exercise of PRRO options	ii	)	(2,038,333)	(0.002)	(4,077)
19 Jan 2011	Exercise of PRRO options	ii	)	(4,461,473)	(0.002)	(8,923)
27 Jan 2011	Exercise of PRRO options	ii	)	(2,118,407)	(0.002)	(4,237)
31 Jan 2011	To expense ESOP options	v	)	—	—	26,215
01 Feb 2011	Exercise of ESOP options	ii	)	(100,000)	(0.008)	757
01 Feb 2011	SpringTree Convertible Loan – T18 Options exercisable at $0.3390 1/02/2016	i	)	740,741	0.242	179,491
03 Feb 2011	Exercise of PRRO options	ii	)	(85,160)	(0.002)	(170)
14 Feb 2011	Exercise of PRRO options	ii	)	(200,000)	(0.002)	(400)
17 Feb 2011	Exercise of PRRAI options	ii	)	(5,000,000)	—	—
17 Feb 2011	Exercise of PRRO options	ii	)	(200,000)	(0.002)	(400)
28 Feb 2011	Exercise of PRRO options	ii	)	(210,553)	(0.002)	(421)
04 Mar 2011	Take-up of commitment options (15m) based on valuation at each drawdown date	iv	)	—	—	722,362
10 Mar 2011	Exercise of PRRO options	ii	)	(1,112,929)	(0.002)	(2,226)
17 Mar 2011	Exercise of PRRO options	ii	)	(39,000)	(0.002)	(78)
24 Mar 2011	Exercise of PRRAI options	ii	)	(5,000,000)	—	—
30 Mar 2011	Exercise of PRRO options	ii	)	(3,035,000)	(0.002)	(6,070)
08 Apr 2011	Exercise of PRRO options	ii	)	(893,466)	(0.002)	(1,787)
14 Apr 2011	Exercise of PRRO options	ii	)	(946,468)	(0.002)	(1,893)
14 Apr 2011	Exercise of PRRAI options	ii	)	(5,000,000)	—	—
21 Apr 2011	Exercise of PRRAF options	ii	)	(1,722,017)	—	—
21 Apr 2011	Exercise of PRRAK options	ii	)	(1,694,915)	—	—
21 Apr 2011	Exercise of PRRAG options	ii	)	(1,741,294)	—	—
21 Apr 2011	Exercise of PRRO options	ii	)	(384,176)	(0.002)	(768)
29 Apr 2011	Exercise of PRRO options	ii	)	(1,348,685)	(0.002)	(2,697)
06 May 2011	Exercise of PRRAH options	ii	)	(1,540,154)	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

2011	Details	Note		Number	Issue Price $	Total $
06 May 2011	Exercise of PRRAJ options	ii	)	(1,315,789)	—	—
06 May 2011	Exercise of PRRAL options	ii	)	(1,473,684)	—	—
06 May 2011	Exercise of PRRO options	ii	)	(65,000)	(0.002)	(130)
13 May 2011	Exercise of PRRO options	ii	)	(125,000)	(0.002)	(250)
23 May 2011	Exercise of PRRO options	ii	)	(817,000)	(0.002)	(1,634)
24 May 2011	Exercise of PRRO options	ii	)	(2,225,505)	(0.002)	(4,451)
24 May 2011	Exercise of PRRAC options	ii	)	(2,000,000)	—	—
31 May 2011	Exercise of PRRO options	ii	)	(404,050)	(0.002)	(808)
02 Jun 2011	Exercise of PRRAM options	ii	)	(1,547,988)	—	—
02 Jun 2011	Exercise of PRRAQ options	ii	)	(1,766,784)	—	—
02 Jun 2011	Exercise of PRRAO options	ii	)	(1,884,253)	—	—
02 Jun 2011	Exercise of PRRAA options	ii	)	(1,076,095)	—	—
02 Jun 2011	Exercise of PRRAE options	ii	)	(1,144,726)	—	—
02 Jun 2011	Exercise of PRRO options	ii	)	(368,765)	(0.002)	(738)
10 Jun 2011	Exercise of PRRO options	ii	)	(292,303)	(0.002)	(585)
20 Jun 2011	Exercise of PRRO options	ii	)	(1,700,876)	(0.002)	(3,402)
27 Jun 2011	Exercise of PRRO options	ii	)	(4,221,750)	(0.002)	(8,444)

				(24,647,634)		4,220,921

i)	Total options = 44,728,594
ii)	Total options = (69,076,228)
iii)	Total options = (300,000)

Loan facility settled via issue of shares and options—$11,352,190.

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 31.

Unlisted Options

Expiration Date	Exercise Price	Number	Code
9 November 2014	$0.269	1,884,253	PRRAS
8 December 2014	$0.236	1,884,253	PRRAU
12 January 2015	$0.227	1,061,411	PRRAY
12 February 2015	$0.235	1,118,211	PRRAW
18 March 2015	$0.2277	1,075,269	PRRAZ
6 May 2015	$0.2500	500,000	PRRAC
19 May 2015	$0.235	1,055,011	PRRAD
6 December 2013	$0.2000	32,500,000	PRRAL
6 December 2014	$0.100	2,000,000	PRRAL
26 August 2014	$0.100	500,000	PRRAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Unlisted Options (continued)

Expiration Date	Exercise Price	Number	Code
1 February 2016	$0.339	740,741	PRRAL
03 November 2014	$0.279	100,000	PRRAL
03 January 2015	$0.2329	100,000	PRRAL
Total		44,519,149

Listed Options

PRRO represents listed options which were traded on the ASX. These unexercised PRRO options expired on the 31 December 2011.

Share buy-back

There is no current on-market share buy-back.

Convertible Loan Agreement with SpringTree Global Opportunities Fund, L.P.

In July 2009, we entered into a convertible loan agreement with SpringTree Global Opportunities Fund, L.P., or SpringTree, and subject to certain limitations, we were able to borrow an aggregate principal amount of up to A$25.5 million. Borrowings under the convertible loan agreement bore no interest and were secured by 15,000,000 ordinary shares issued to SpringTree as collateral. We also granted SpringTree five-year options to purchase 15,000,000 ordinary shares at an exercise price of A$0.0629 per share. Under the initial arrangements, on termination of the convertible loan agreement, SpringTree was obligated to pay us an amount in lieu of cancellation of the collateral shares equal to the number of collateral shares, multiplied by 90% of the average VWAP’s per share on any 5 consecutive business days (chosen by SpringTree) between the date of the closing most recently preceding the date of termination of the agreement and ending on the date that is immediately prior to the date on which termination of the agreement takes effect. Alternatively, SpringTree could have requested that the number of shares held by SpringTree be cancelled for no consideration.

Subsequently on October 21, 2009 the agreement was amended to state that SpringTree would pay us an amount in lieu of cancellation of the collateral shares equal to the lesser of (a) the collateral share holding number, multiplied by 90% of the average VWAP’s per share on any 5 days on the date of the closing most recently preceding the date of termination of the Agreement and ending on the date that is immediately prior to the date on which such payment is made or (b) A$0.10. Alternatively, SpringTree could have requested that the number of shares held by SpringTree be cancelled for no consideration. The value of SpringTree’s opportunity to acquire the collateral shares at a discount from market or the Collateral shares-option, is valued at each tranche date and expensed over the 37 tranches based on the amount of each drawdown as a percentage of the total loan facility. The options were valued at each tranche date and expensed over the 37 tranches based on the amount of each draw down as a percentage of the total loan facility. Each loan was made in a separate tranche, and aside from certain exceptions, each tranche was repaid within 30 days of the draw down by issuing to SpringTree ordinary shares and options to purchase our ordinary shares. The number of ordinary shares issued as repayment is determined by dividing the amount of the tranche by the conversion price. The conversion price is the lesser of:

•	130% (or in certain circumstances, 150%) of the average of the closing price of our ordinary shares for 20 business days prior to the agreement (which is A$0.0743 and A$0.0858 respectively), and

•

90% of the average volume-weighted average price of our ordinary shares for a 5 consecutive business day period during a particular tranche ending on the date immediately prior to the relevant repayment date.

We repaid each tranche by delivering ordinary shares, we also granted SpringTree a five-year option per five shares issued to it (1:5), exercisable at 150% of the average of the volume-weighted average prices of our ordinary shares for the 20 business days immediately prior to the repayment date. The fair value of the ordinary shares and options issued that was in excess of the amount of each tranche was expensed as finance expenses. During the fiscal year ended June 30, 2010, we drew down an aggregate of A$8.0 million, of which A$7.3 million was repaid by the issue of 73,377,055 ordinary shares and options to purchase 15,498,254 ordinary shares. As of June 30, 2010 A$700,000 was owed to SpringTree.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

Convertible Loan Agreement with SpringTree Global Opportunities Fund, L.P. (continued)

On January 10, 2011, we announced that we had reached an agreement for the early termination of the convertible loan funding facility with SpringTree, by mutual consent of Prima and SpringTree. Pursuant to the Deed of Amendment and Termination, on or before March 29, 2011, SpringTree was obligated to pay us an amount in lieu of cancellation of the shares equal to 15,000,000 multiplied by the lower of (a) 90% of the average of the volume-weighted average price per share on any five consecutive business days (chosen by SpringTree) during the period commencing on January 10, 2011 and ending on the date that is immediately prior to the date on which such payment is made, or (b) AU$0.10. On March 29, 2011, SpringTree paid us an aggregate of A$1.5 million, or A$0.10 per share, for all 15,000,000 shares. The agreement for the early termination of the SpringTree agreement reached on January 10, 2011 resulted in a reallocation of the expenses, related to the Collateral shares-option and the value of the 15 million options, over the period subsequent to January 10, 2011 to reflect the reduced number of 20 tranches under the early termination of the agreement.

The cost of the SpringTree finance facility in the 2010-2011 financial year was A$6.4 million resulting from the issue of equity to settle SpringTree related obligations. As a result of the mutual agreement to terminate the SpringTree facility, the previously agreed termination fee was waived as a result of negotiations. The acceleration of the amortisation of the finance expenses relating to the SpringTree agreement resulted in bringing forward finance expenses for the fiscal 2011 of approximately A$2.3 million. SpringTree also undertook an additional one-off investment of A$2.5 million in Prima. Of this A$2.5 million, A$1.25 million was by way of a subscription for shares at A$0.20 per share and on January 10, 2011 we issued SpringTree 6,209,638 shares. The other A$1.25 million was by way of a convertible note, convertible on or before March 29, 2011 (at 90% of the average of the volume weighted average price per share during a specified period prior to the date of the conversion). On February 24, 2011 we issued SpringTree 3,140,704 shares and on March 3, 2011 we issued SpringTree 3,140,704 shares upon conversion of the note, each at an issue price of A$0.1990 per share, resulting in the full conversion of the note. The discount inherent in the shares issued to SpringTree for the additional one-off investment was expensed as a finance cost totalling A$210,000.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

NOTE 19. EQUITY—RESERVES AND RETAINED EARNINGS

(a) Reserves

		Consolidated
	Notes	30 June 2012 $	30 June 2011 $
Foreign currency translation		(118,392)	(1,157)
Employee options scheme		299,412	—

		181,020	(1,157)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 19. EQUITY – RESERVES AND RETAINED EARNINGS (CONTINUED)

		Consolidated
	Notes	30 June 2012 $	30 June 2011 $
Movements in foreign currency translation reserves were as follows:
Opening balance		(1,157)	—
Currency translation differences arising during the year		(117,235)	(1,157)

Ending balance		(118,392)	(1,157)

Movements in employee options scheme reserves were as follows:
Opening balance		—	—
Employee options issued during the year		299,412	—

Ending balance		299,412	—

(b) Retained Earnings

		Consolidated
	Notes	30 June 2012 $	30 June 2011 $
Movements in retained earnings were as follows:
Opening balance		(79,794,714)	(58,713,617)
Net loss for the year		(19,940,960)	(21,081,095)

Ending balance		(99,735,674)	(79,794,714)

(c) Nature and purpose of reserves

(i) Share-based payments reserve

The options-based payments reserve is used to recognise the grant date fair value of options issued to employees but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 31.

(ii) Foreign currency translation

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

NOTE 20. EQUITY—DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

	Consolidated
	30 June 2012 $	30 June 2011 $
Short-term employee benefits	1,969,851	1,501,781
Post-employment benefits	73,000	42,602
Share-based payments	299,412	1,307,814

	2,342,263	2,852,197

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report on pages 18-23.

(ii) Shareholding

The numbers of shares in the company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

30 June 2012	Balance at start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	4,347,076	—	275,000	4,622,076
Mr Albert Wong	3,250,000	—	100,000	3,350,000
Mr Martin Rogers	20,821,500	12,345,238	(2,332,559)	30,834,179
Dr Richard Hammel	5,000,000	7,619,047	(2,361,560)	10,257,487
Mr Ian Bangs	—	—	100,000	100,000
Mr Matt Lehman	100,000	1,500,000	(500,000)	1,100,000
Dr Neil Frazer	—	—	112,000	112,000
			1,000 *	1,000	*
Dr Sharron Gargosky	—	—	—	—
Marc Voigt	—	—	—	—

Total ordinary shares	33,518,576	21,464,285	(4,607,119)	50,375,742

Total ADR	—	—	1,000	1,000

*	purchased 1,000 American Depositary Receipts (ADR) traded on the NASDAQ

30 June 2011	Balance at start of the year	Received during the year on the exercise of options	Other changes during the year	Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO	4,347,076	—	—	4,347,076
Mr Ata Gokyildirim	13,734,000	—	—	13,734,000
Mr Albert Wong	1,600,000	1,250,000	400,000	3,250,000
Mr Martin Rogers	20,821,500	—	—	20,821,500
Dr Richard Hammel	5,000,000	—	—	5,000,000
Mr Phillip Hains	3,061,429	—	(560,000)	2,501,429
Mr Matt Lehman	—	—	100,000	100,000

	48,564,005	1,250,000	(60,000)	49,754,005

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

30 June 2012	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	10,000,000	—	—	—	10,000,000	10,000,000	—
Mr Albert Wong	7,500,000	—	—	—	7,500,000	7,500,000	—
Mr Martin Rogers	22,345,238	—	12,345,238	—	10,000,000	10,000,000	—
Dr Richard Hammel	12,619,047	—	7,619,047	—	5,000,000	5,000,000	—
Mr Matt Lehman	—	2,000,000	1,500,000	—	500,000	500,000	—
Dr Neil Frazer	2,000,000	—	—	—	2,000,000	1,000,000	1,000,000
Mr Ian Bangs	—	—	—	—	—	—	—
Dr Sharron Gargosky	—	200,000	—	—	200,000	—	200,000
Mr Marc Voigt	—	—	—	—	—	—	—

	54,464,285	2,200,000	21,464,285	—	35,200,000	34,000,000	1,200,000

30 June 2011	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO	—	10,000,000		—	10,000,000	10,000,000	—
Mr Ata Gokyildirim	9,964,285	—	—	—	9,964,285	9,964,285	—
Mr Albert Wong	400,000	7,500,000	(400,000)	—	7,500,000	7,500,000	—
Mr Martin Rogers	12,345,238	10,000,000	—	—	22,345,238	22,345,238	—
Dr Richard Hammel	7,619,047	5,000,000	—	—	12,619,047	12,619,047	—
Mr Matt Lehman	100,000	—	(100,000)	—	—	—	—
Dr Neil Frazer	—	2,000,000	—	—	2,000,000	1,000,000	1,000,000

	30,428,570	34,500,000	(500,000)	—	64,428,570	63,428,570	1,000,000

NOTE 22. REMUNERATION OF AUDITORS

During the financial year the following fees were paid or payable for services provided by MDHC Audit Assurance Pty Ltd in relation to the audit and other services for the year-end 2011 and for PricewaterhouseCoopers Australia in relation to the audit for the year-end 2012.

	Consolidated
	30 June 2012 $	30 June 2011 $
PricewaterhouseCoopers Australia
Audit or review of the financial report	140,000	—
Other consulting	11,345	—

	151,345	—
Non PricewaterhouseCoopers audit firm
Audit or review of the financial report	74,646	45,000
Preparation of the tax return and other consulting	19,739	148,346

Total remuneration of non-PWC audit firm	94,385	193,346

Total auditor’s remuneration	245,730	193,346

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 23. CONTINGENT LIABILITIES

In March 2004, Cancer Vac (a wholly owned subsidiary of Prima BioMed Ltd) entered into an agreement with Canadian company Biomira Inc., (now known as Oncothyreon Inc.) regarding mucin peptide patents. These mucin peptide patents are owned by Imperial Cancer Research Technology Limited, an English Company, and were licensed to Biomira. As part consideration for the agreement, Biomira became a shareholder of Cancer Vac. The original agreement was subsequently amended on several occasions. While the agreements could be interpreted that we would incur milestone and royalty obligations based on CVac development and commercialization, we do not believe that Prima has any ongoing obligations to Oncotheryon under these agreements. The ICRT mucin peptide patents are expired in all countries except Canada and the United States. The ICRT patents expire in Canada and 2014 and there is very little likelihood CVac would be commercialized in Canada prior to 2014. However, CVac may infringe the mucin peptide patents if commercialized in the United States prior to 24 April 2018. We may be prevented by Oncothyreon, Inc. from commercializing CVac in the US prior to that date, or we may be required to obtain a license at considerable costs, if at all, from Oncothyreon Inc. if we attempt to commercialize CVac in the US prior to that date.

There were no other material contingent liabilities in existence at 30 June 2012 and 30 June 2011.

NOTE 24. COMMITMENTS FOR EXPENDITURE

There were no material capital or leasing commitments at 30 June 2012 and 30 June 2011.

NOTE 25. RELATED PARTY TRANSACTIONS

Parent entity

Prima BioMed Ltd is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 26.

Key management personnel

Disclosures relating to key management personnel are set out in note 21.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

NOTE 26. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

			Equity holding
	Country of incorporation	Class of Shares	30 June 2012%	30 June 2011%
Arthron Pty Ltd	Australia	Ordinary	100	100
Cancer Vac Pty Ltd	Australia	Ordinary	100	100
Oncomab Pty Ltd	Australia	Ordinary	100	100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 26. SUBSIDIARIES (CONTINUED)

			Equity holding
	Country of incorporation	Class of Shares	30 June 2012%	30 June 2011%
Panvax Pty Ltd	Australia	Ordinary	100	100
Prima BioMed USA Inc	USA	Ordinary	100	100
Prima BioMed Europe Ltd	UK	Ordinary	100	100
PRR Middle East FZLLC	UAE	Ordinary	100	100
Prima BioMed GmBH	Germany	Ordinary	100	100
Prima BioMed Australia Pty Ltd	Australia	Ordinary	100	—
Prima BioMed IP Pty Ltd	Australia	Ordinary	100	—

NOTE 27. EVENTS OCCURRING AFTER THE REPORTING DATE

No other matter or circumstance has arisen since 30 June 2012 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations or the consolidated entity’s state of affairs in future financial years.

NOTE 28. RESTATEMENT OF STATEMENT OF CASH FLOWS

Correction of prior period error

In July 2012, it was noted that the amounts disclosed in the 30 June 2011 statement of cash flows in relation to proceeds from issue from shares, share issue transaction costs, interest received and payments to employees and suppliers were incorrect. There was no impact on earnings per share.

The error has been corrected by restating each of the affected cash flow items in the prior cash flow as follows:

	30 June 2011	Increase/ Decrease	30 June 2011 (Restated)
Cash flows from operating activities
Payments to suppliers and employees (inclusive of goods and services tax)	(9,966,609)	(3,889,021)	(13,855,630)
Interest received	210,906	822,410	1,033,316
Net cash flows (used) in operating activities	(9,755,703)	(3,066,611)	(12,822,314)

Cash flows related to investing activities
Payments for plant and equipment	(44,751)	(67)	(44,818)
Net cash flows (used) in investing activities	(44,751)	(67)	(44,818)

Cash flows related to financing activities
Proceeds from issue of shares	48,602,601	1,053,222	49,655,823
Proceeds from borrowings	5,411,750	—	5,411,750
Share issue transaction costs	(3,933,687)	2,013,456	(1,920,231)
Net cash flows provided by financing activities	50,080,664	3,066,678	53,147,342

Net (decrease) / increase in cash and cash equivalents	40,280,210	—	40,280,210
Cash and cash equivalents at the beginning of the year	5,638,342	—	5,638,342
Cash and cash equivalents at the end of the year	45,918,552	—	45,918,552

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

29. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

	Consolidated
	30 June 2012 $	30 June 2011 (Restated) $
Loss after income tax expense for the year	(19,940,960)	(21,081,167)
Adjustments for:
Depreciation and amortisation	377,299	64,220
Net fair value loss on available-for-sale financial assets	—	555,107
Add back share based payments and other non cash payments [1]	303,412	7,515,322
Add back loss on disposal of assets	64,679	—
Unrealised gain on exchange through the profit and loss	(116,470)	—
Change in operating assets and liabilities:
(Increase)/decrease in trade and other receivables	(244,485)	40,995
(Increase)/decrease in inventories	22,620	(214,346)
Increase in other operating assets	(1,499,729)	(30,071)
Increase in trade and other payables	369,371	972,121
Increase in employee benefits	55,153	42,187
Increase/(decrease) in other operating liabilities	1,488,744	(686,682)

Net cash used in operating activities	(19,120,369)	(12,822,314)

1 -	The amount in relation to share based payments and other non cash payments for 30 June 2011 was restated. The amount of the restatement was $3,066,611.

For details in relation to the restatement of the consolidated statement of cash flows refer note 28.

NOTE 30. EARNINGS PER SHARE

	Consolidated
	30 June 2012 $	30 June 2011 $
Loss after income tax	(19,940,960)	(21,081,167)
Non-controlling interest	—	70
Loss after income tax attributable to the owners of Prima BioMed Ltd	(19,940,960)	(21,081,097)

	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	1,037,618,752	563,696,560
Weighted average number of ordinary shares used in calculating diluted earnings per share	1,037,618,752	563,696,560

	Cents	Cents
Basic earnings per share	(1.92)	(3.74)
Diluted earnings per share	(1.92)	(3.74)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 30. EARNINGS PER SHARE (CONTINUED)

Information concerning other notes and options issued:

The following table summarizes the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

	30 June 2012 Number	30 June 2011 Number
Listed options	—	84,491,303
Unlisted options	44,519,149	43,819,149

NOTE 31. SHARE-BASED PAYMENTS

(a) Global Employee Share Option Plan (GESOP)

The establishment of the GESOP Plan was approved by shareholders at the 2011 annual general meeting. The GESOP is designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants are granted options based on certain performance standards being met. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is based on the volume weighted average price at which the company’s shares are traded on the Australian Securities Exchange (ASX) during the seven days up to and including the date of the grant.

Set out below are summaries of options granted under the GESOP:

2012 Grant Date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
3 November 2011	3 November 2014	0.279	—	100,000	—	—	100,000	—
3 January 2012	3 January 2015	0.233	—	100,000	—	—	100,000	—

Total			—	200,000	—	—	200,000	—

Weighted average exercise price		0.256		0.256			0.256

No options expired during the periods covered by the above tables.

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2012 was $0.256 (2011 – not applicable). The weighted average remaining contractual life of share options outstanding at the end of the period was 2.5 years

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended 30 June 2012 was $0.08 cents per option (2011 – not applicable). The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2012 included:

•	Vested options are exercisable for a period of 24 months after vesting

•	exercise price: $0.279 and $0.233 (2011—$0.10 and $0.20)

•	grant date: 3 November 2011 and 3 January 2012 (2011 – 6 December 2010)

•	expiry date: 3 November 2014 and 3 January 2015 (2011 – 6 December 2013 and 2014)

•	share price at grant date: $0.17 and $0.16 (2011—$0.10)

•	expected price volatility of the company’s shares: 96% and 97% (2011 – 72%)

•	expected dividend yield: nil% (2011 – nil%)

•	risk-free interest rate: 3.79% and 3.29% (2011 – 5.19%)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS (CONTINUED)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.

(b) Employee Share Option Plan (ESOP)

The establishment of the ESOP Plan was approved by shareholders on 30 April 2010. The company has ceased to issue options under the ESOP. The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants were granted options based on certain performance standards being met. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.

Options granted under the ESOP carried no dividend or voting rights. Each options granted under the ESOP is convertible into one ordinary share. The exercise price of options granted under the ESOP is $0.10 per option.

Set out below are summaries of options granted under the ESOP:

2012 Grant Date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
26 August 2011	26 August 2014	0.10	—	2,000,000	1,500,000	—	500,000	500,000

Total			—	2,000,000	1,500,000	—	500,000	500,000

Weighted average exercised price		0.10		0.10	0.10		0.10	0.10

2011 Grant Date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
6 May 2010	1 February 2011	0.10	100,000	—	100,000	—	—	—

Total			100,000	—	100,000	—	—	—

Weighted average exercised price		0.10			0.10

No options expired during the periods covered by the above tables.

The share price at the date of exercise of options exercised during the year ended 30 June 2012 was $0.10 (2011 – $0.10). On the remaining contractual life of share options outstanding at the end of the period was 2 years

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended 30 June 2012 was $0.127 cents per option (2011 – not applicable). The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2012 included:

•	Vested options are exercisable for a period of 36 months after vesting

•	exercise price: $0.10 (2011—$0.10 and $0.20)

•	grant date: 26 August 2011 (2011 – 6 December 2010)

•	expiry date: 26 August 2014 (2011 – 6 December 2013 and 2014)

•	share price at grant date: $0.175 (2011—$0.10)

•	expected price volatility of the company’s shares: 97% (2011 – 72%)

•	expected dividend yield: nil% (2011 – nil%)

•	risk-free interest rate: 3.97% (2011 – 5.19%)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 31. SHARE-BASED PAYMENTS (CONTINUED)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.

c) Options issued to directors with shareholders approval

At the 2010 annual general meeting, shareholders approved the issue of 34,500,000 options to the directors. Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is $0.20 for 32,500,000 and $0.10 for 2,000,000.

Set out below are summaries of options granted with shareholders approvals:

2011 Grant Date	Expiry date	Exercise price	Balance at start of the year Number	Granted during the year Number	Exercised during the year Number	Forfeited during the year Number	Balance at end of the year Number	Vested and exercisable at end of the year Number
6 December 2010	6 December 2013	0.20	—	32,500,000	—	—	32,500,000	32,500,000
6 December 2010	6 December 2014	0.10	—	2,000,000	—	—	2,000,000	500,000

Total			—	34,500,000	—	—	34,500,000	33,000,000

Weighted average exercised price		0.194		0.194			0.194	0.194

No options expired during the periods covered by the above tables.

The share price at the date of exercise of options exercised during the year ended 30 June 2012 was $0.20 and $0.10 (2011 – $0.20 and $0.10). The remaining contractual life of share options outstanding at the end of the period was 2 years and 2.5 years.

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended 30 June 2012 was $nil cents per option (2011 – $0.0324). The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2012 included:

•	Vested options are exercisable for a period of 36 months after vesting

•	exercise price: $nil (2011—$0.10 and $0.20)

•	grant date: nil (2011 – 6 December 2010)

•	expiry date: nil (2011 – 6 December 2013 and 2014)

•	share price at grant date: $nil (2011—$0.10)

•	expected price volatility of the company’s shares: nil% (2011 – 72%)

•	expected dividend yield: nil% (2011 – nil%)

•	risk-free interest rate: nil% (2011 – 5.19%)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.

(d) Expenses arising from option-based payment transactions

Total expenses arising from option-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated
	30 June 2012 $	30 June 2011 $
Share based payment expense	303,412	1,307,814

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

NOTE 32. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

	Parent
	30 June 2012 $	30 June 2011 (Restated) $
Loss after income tax[1]	(33,498,877)	(19,793,311)

Total comprehensive income	(33,498,877)	(19,793,311)

Statement of financial position

	Parent
	30 June 2012 $	30 June 2011 (Restated) $
Total current assets[1]	38,194,528	56,650,659

Total current liabilities[1]	1,857,978	1,959,993

Total liabilities	1,868,306	1,964,433

Equity
- Contributed equity	136,712,527	134,895,001
- Reserves	299,412	—
- Accumulated losses[1]	(100,670,621)	(67,171,744)

Total equity	36,341,318	67,723,257

[1] –

In the current year we restated parent entity information as at and for the year ended 30 June 2011 due to transposition errors in the prior period. There was no impact on the consolidated results of the group, including earnings per share. The impact of the restatement on the parent entity information for 30 June 2011 is as follows:

•	Loss after income tax – decrease of $407,051

•	Total current assets – decrease of $455

•	Total assets – increase of $652,559

•	Total current liabilities – increase of $463

•	Total liabilities – increase of $3,543

•	Accummulated losses – decrease of $653,044

•	Total equity – increase of $653,016

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 23 for details in relation to contingent liabilities as at 30 June 2012 and 30 June 2011.

Capital commitments - Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as 30 June 2012 and 30 June 2011.

DIRECTORS’s DECLARATION

in the directors’ opinion:

(a)	the financial statements and notes set out on pages 33 to 77 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2012 and of their performance for the financial year ended on that date; and

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Note 1 (a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

On behalf of the directors

Lucy Turnbull, AO Chairman

Independent auditor’s report to the members of

Prima BioMed Limited

Report on the financial report

We have audited the accompanying financial report of Prima BioMed Limited (the company), which comprises the balance sheet as at 30 June 2012, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for the Prima BioMed Limited Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2,201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +612 8266 0000, F: +612 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Independent auditor’s report to the members of

Prima BioMed Limited (continued)

Auditor’s opinion

In our opinion:

(a)	the financial report of Prima BioMed Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2012 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the remuneration report included in pages 16 to 22 of the directors’ report for the year ended 30 June 2012. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the remuneration report of Prima BioMed Limited for the year ended 30 June 2012, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Manoj Santiago	Sydney
Partner	31 August 2012

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 3 August 2012.

There are a total of 1,066,063,388 ordinary fully paid shares on issue held by 13,937 holders.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number of holders of ordinary shares
1 – 1,000	333
1,001 – 5,000	2,152
5,001 – 10,000	2,273
10,001 – 100,000	7,219
100,001 – and over	1,960

Total	13,937

Holding less than a marketable parcel	1,817

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares
	Number held	% of total shares issued
Structure Investments Pty Ltd <Rogers Family a/c>	30,521,679	2.863
JP Morgan Nominees Australia Ltd	17,181,127	1.612
UBS Wealth Management Australia Nominees Pty Ltd	10,735,054	1.007
Richard J Hammel International Business Consultants	10,202,487	0.957
Citicorp nominees Pty Ltd	9,785,708	0.918
Rapney Pty Ltd <Gopak Family a/c>	9,000,000	0.844
JP Morgan Nominees Australia Ltd (Cash Income a/c)	7,908,100	0.742
HSBC Custody Nominees Pty Ltd	7,053,850	0.662
A Di Bella Pty Ltd	6,248,716	0.586
Mr Antolik Tscherepko	5,200,000	0.488
National Nominees Ltd	4,623,963	0.434
ABN AMRO Clearing Sydney Nominees Pty Ltd <Custodian a/c>	4,540,492	0.426
Ms Lucy Turnbull, AO	4,347,076	0.408
Marcolongo Nominees Pty Ltd <Marcolongo Family a/c>	4,011,000	0.376
Mr Goh Geok Khim	4,000,000	0.375
TJE Super Pty Ltd <TJ Evans Super Fund a/c>	4,000,000	0.375
HSBC Custody Nominees (Australia) Limited – A/C 3	3,686,614	0.346
Mr Gregory & Mrs Diane Roberts <Roberts Super Fund a/c>	3,500,100	0.328
IRPAC Pty Ltd	3,393,016	0.318
Mr Dimce Spaseski & Mrs Maja Spaseska	3,172,500	0.298

	153,111,482	14.362

SHAREHOLDER INFORMATION CONTINUED

Unquoted equity securities

There are no unquoted equity securities.

Substantial holders

There are no substantial holders in the company.

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

There are no other classes of equity securities.